As filed with the Securities and Exchange Commission on May 20, 1997
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-1


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ---------------
                                  dELiA*s Inc.
            (Exact name of Registrant as specified in its charter)

           Delaware                             5961                        13-3914035
(STATE OF OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                               435 Hudson Street
                            New York, New York 10014
                                 (212) 807-9060
          (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                Stephen I. Kahn
                               435 Hudson Street
                            New York, New York 10014
                                 (212) 807-9060
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
                         Copies of Communications to:

        Ronald R. Papa, Esq.                     Larry A. Barden, Esq.
Proskauer Rose Goetz & Mendelsohn LLP               Sidley & Austin
            1585 Broadway                  One First National Plaza, Suite 4400
    New York, New York 10036-8299             Chicago, Illinois 60603-2279
           (212) 969-3000                            (312) 853-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ___________________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ---------------
                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                        Proposed maximum      Proposed maximum
   Title of each class of          Amount to be         offering price          aggregate            Amount of
 securities to be registered      registered (1)         per unit (2)         offering price       registration fee
------------------------------   -------------------   -------------------   ------------------   ------------------
Common Stock, par value
 $.01 per share   ............    2,300,000 shares      $21.625               $49,737,500          $15,072
====================================================================================================================

 (1) Includes 300,000 shares of Common Stock, which the Underwriters have the option to purchase to cover over-allotments, if any.

 (2) Based on the average high and low trading price on The Nasdaq Stock
     Market on May 13, 1997. Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
                                ---------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                   SUBJECT TO COMPLETION, DATED MAY 20, 1997

PROSPECTUS

                                2,000,000 Shares

                              [dELiA*s Inc. logo]

                                 Common Stock

     Of the 2,000,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by the Company and 1,000,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol DLIA. On May 19, 1997, the last reported sale price of the Common Stock was $22.25 per share. See "Price Range of Common Stock."

                                    -------

            The shares offered hereby involve a high degree of risk.
                  See "Risk Factors" commencing on page 5.

                                   -------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================
                     Price to      Underwriting     Proceeds to     Proceeds to Selling
                      Public       Discount (1)     Company (2)        Stockholders
Per Share   ......       $                 $             $                     $
Total (3)   ......   $                 $             $                     $
=======================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will
    be $        , $        , and $        , respectively. See "Underwriting."

                                    -------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about          , 1997 at the office of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST

                            OPPENHEIMER & CO., INC.
                                                          MONTGOMERY SECURITIES
  , 1997

[red herring]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

[end red herring]

        [PHOTOGRAPHS FROM, AND DESCRIPTIONS OF MERCHANDISE CONTAINED IN,
                        THE dELiA*S SUMMER '97 CATALOG]























     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     "dELiA*s" is a registered trademark of the Company in the United States. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

                              PROSPECTUS SUMMARY

     The following is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  The Company

     dELiA*s is a direct marketer of casual apparel and related accessories to girls and young women primarily between the ages of 10 and 24 (an age group known as "Generation Y"). The Company believes that it is one of a limited number of direct marketers distributing an apparel-based catalog exclusively for this market. The Company offers a carefully edited assortment of recognized and emerging brands of teen apparel and accessories, complemented by dELiA*s own branded products. Merchandise ranges from basics, such as jeans, shorts and t-shirts, to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics. The Company believes that its selection and presentation of merchandise have contributed to a growing recognition of dELiA*s as a teen fashion resource.

     With the large "baby boom" generation maturing and having children, the younger segments of the U.S. population are increasing in size. According to the U.S. Census Bureau, the population of 10 to 24-year olds is currently 55 million and is expected to grow by 12% to approximately 62 million by 2005. According to data from one independent research firm, teens spent approximately $109 billion in 1995. Another independent research firm estimated that apparel accounted for over one-third of teen spending on certain major categories of goods and services. As a result of the growing population and spending patterns of Generation Y and the limited number of national apparel retailers and catalogers exclusively targeting this age group, the Company believes that this large and underserved market represents a significant direct marketing opportunity.

     dELiA*s catalogs are designed to create a distinctive and entertaining shopping experience by combining the feel and editorial flair of a teen-focused fashion magazine with the convenience of direct mail shopping. The catalogs include colorful layouts and creative "catch phrases" and feature teen models who convey a culture and attitude unique to dELiA*s. Merchandise items are styled and arranged to encourage customers to create their own outfits, which typically can be purchased for under $100.

     The Company believes that its proprietary database is one of its key competitive advantages. This database has been developed primarily through referrals, word-of-mouth, returns of catalog request cards and targeted advertising. The Company believes that this database yields response rates that exceed average response rates for the consumer catalog industry and that this database would be difficult to replicate primarily because it consists mostly of names of persons who specifically requested the dELiA*s catalog and which may not be available through purchased or rented lists. The Company's database currently includes approximately 1.8 million names, including approximately 456,000 customers (as of April 30, 1997) who had made purchases from the Company within the preceding 36 months. The Company has customers in all 50 states, Japan and Canada.

     dELiA*s plans to increase distribution of its catalog from 8 million in fiscal 1996 to in excess of 20 million in fiscal 1997, and to increase the number of catalog editions from six in fiscal 1996 to eight in fiscal 1997. The Company's operations are supported by its integrated, state-of-the-art telephone and management information systems, which allow teleservice representatives to provide real-time product availability and order status information. As of April 30, 1997, the Company employed approximately 225 teleservice representatives to provide 24-hour, seven-day-a-week customer service.

     dELiA*s goal is to be the leading direct marketer of casual apparel, accessories and other related products to Generation Y girls and young women. The Company plans to build on its core catalog business and to leverage the dELiA*s brand identity and its proprietary database to develop new channels of distribution, products and services aimed at the Generation Y market.

     Notwithstanding the significant direct marketing opportunities the Company believes exist for apparel, accessories and other related products targeted at the Generation Y market, the Company expects to face increased competition and has a limited operating history that makes it difficult to predict the Company's results of operations. In view of those risks and those more fully described under "Risk Factors," there can be no assurance the Company will achieve its goal of becoming the leading direct marketer of casual apparel, accessories and other related products to Generation Y girls and young women.

     The Company was incorporated in Delaware in October 1996 and is a successor to a business founded in September 1993. The Company completed an initial public offering of 2,702,500 shares at an offering price of $11.00 per share in December 1996 (the "IPO"). The Company's executive offices are located at
435 Hudson Street, New York, New York 10014, and its telephone number is (212) 807-9060.

                                  The Offering

Common Stock offered by the Company  .....................   1,000,000 shares
Common Stock offered by the Selling Stockholders    ......   1,000,000 shares
Common Stock to be outstanding after the offering   ......   13,002,977 shares (1)
Use of proceeds    .......................................   For working capital and other general corporate
                                                             purposes. See "Use of Proceeds."
Nasdaq Stock Market symbol  ..............................   DLIA

                         Summary Financial Information
                     (in thousands, except per share data)

                                                                                                         Three Months Ended
                                          Fiscal Year 1994     Fiscal Year 1995     Fiscal Year 1996         April 30,
                                                Ended                Ended                Ended        --------------------
                                          January 31, 1995     January 31, 1996     January 31, 1997     1996       1997
                                          -------------------  ------------------- ------------------  ---------  ---------
Statements of Operations Data:
 Net sales   ...........................        $    139               $ 5,652             $30,225       $ 3,709    $12,928
 Gross profit   ........................              50                 2,574              15,601         1,984      6,536
 Net income (loss) .....................        $   (332)              $    27             $ 4,255       $   497    $   928
 Pro forma net income (loss) (2)  ......        $   (202)              $    18             $ 2,307       $   297    $   928
 Pro forma net income (loss)
  per share (3) ........................        $  (0.02)              $  0.00             $  0.23       $  0.03    $  0.08
 Shares used in the calculation of
  pro forma net income (loss)
  per share (3) ........................          10,000                10,000              10,214        10,000     12,014
Selected Operating Data:
 Number of catalogs distributed   ......              26                 1,700               8,000         1,059      4,800
 House names (4)   .....................              17                   290               1,335           420      1,732
 Buyers (5)  ...........................               1                    82                 373            88        456

                                             April 30, 1997
                                      ------------------------------
                                        Actual       As Adjusted (6)
                                      ----------   -----------------
Balance Sheet Data:
 Cash and cash equivalents   ......    $15,269            $35,995
 Working capital ..................     15,893             36,619
 Total assets .....................     29,822             50,548
 Total stockholders' equity  ......     22,081             42,807

---------------------

(1) Excludes 1,250,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan (under which options to purchase an aggregate of 331,750 shares of Common Stock were outstanding as of May 19, 1997 at a weighted average exercise price of $15.07 per share) and 250,000 shares of Common Stock reserved for issuance pursuant to an outstanding non-plan stock option the Company has granted to an executive. See "Management--Options/SAR Grants and Exercises."

(2) Computed for all periods prior to the three months ended April 30, 1997 on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to the IPO, the Company effected the Reorganization, defined under "Certain
    Transactions," in which the Company converted from a limited liability company to a C corporation. Pro forma net income for the three months ended April 30, 1997 represents actual reported net income. See "Certain Transactions" and Note 1 of Notes to Financial Statements.

(3) See Note 2 of Notes to Financial Statements for an explanation of the determination of shares used in computing pro forma net income per share.

(4) House names represents the number of customers who have made at least one purchase or have requested a catalog from the Company in the preceding 36 months, determined at the end of the applicable fiscal period. The number of house names as of May 19, 1997 is approximately 1.8 million.

(5) Buyers represents the number of customers who have made at least one purchase from the Company in the preceding 36 months, determined at the end of the applicable first period.

(6) As adjusted to reflect the sale of 1,000,000 shares of Common Stock by the Company at an assumed offering price of $22.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                             ---------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock," "Underwriting" and Notes to Financial Statements. As used in this Prospectus, references to "dELiA*s" or the "Company" prior to the Reorganization mean dELiA*s LLC and its predecessor, and, thereafter, dELiA*s Inc. All references in this Prospectus to a particular fiscal year refer to the year ended January 31, following the particular year (e.g., "fiscal 1996" refers to the fiscal year ending January 31, 1997).

                                 RISK FACTORS

     The following principal risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results Of Operations" as well as those discussed elsewhere in this Prospectus.

     Limited Operating History. The Company has a limited operating history, and therefore it is difficult to predict the Company's future catalog response rates (the rates at which catalog recipients respond to catalog mailings by ordering products), merchandise return rates, success in identifying fashion trends and other elements that affect the Company's results of operations. Although the Company had net income in fiscal 1995, fiscal 1996 and the first three months of fiscal 1997, the Company incurred losses of $33,000 from September 9, 1993 (inception) to January 31, 1994 and $332,000 in fiscal 1994. There can be no assurance the Company will achieve or sustain growth in revenues or maintain profitability in future periods.

     Seasonal and Quarterly Fluctuations. The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales and operating results generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year (which include the back-to-school and holiday seasons). The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings (including sale circulars), the response rates to such mailings, the timing of merchandise deliveries, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the mix, pricing and presentation of products offered and sold, the hiring and training of additional personnel, the timing of inventory writedowns, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial
Condition and Results of Operations."

     Operational, Management and Inventory Risks of Growth Strategy. The recent growth in the Company's operating income has resulted largely from increases in the number of catalogs the Company mails and the number of products included in its catalogs. The Company distributed approximately 1.7 million catalogs in fiscal 1995, 8 million catalogs in fiscal 1996 and 4.8 million catalogs in the first three months of fiscal 1997. This growth has placed significant demands on the Company's management, administrative, operational and financial resources. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future and its future operating results will largely depend on its ability to manage a larger business. Managing its growth will require the Company to continue to implement and improve its operations and financial and management information systems and to continue to expand, motivate and effectively manage its workforce. Investments in infrastructure will increase the Company's operating expenses, which could have a material adverse effect on the Company if anticipated sales do not materialize. The Company plans to continue to increase the number of catalogs it mails and the frequency of such mailings and intends to broaden the range of products offered in its catalogs (including additional dELiA*s-branded products). These actions could result in lower response rates and operating margins. Furthermore, as the Company's sales increase, the Company anticipates maintaining higher inventory levels in an effort to continue to maintain satisfactory fulfillment rates for its catalog customers. This anticipated increase in inventory levels may expose the Company to greater risk of excess inventories and inventory obsolescence, which could have a material adverse effect on the Company.

     The Company is exploring a number of new business opportunities, including opening retail stores, publishing additional catalogs targeted at other markets, developing traditional or electronic publishing ventures ancillary to its existing business and expanding its use of electronic interactive media for promotional and customer development purposes. There can be no assurance the Company will pursue or successfully implement any or all of these plans. Failure to implement successfully any of these plans, if pursued, could have a material adverse effect on the Company. See "Business--Growth Strategy."

     The Company expects from time to time to consider acquisitions or investments within and outside the direct mail, retail and apparel industries. The Company has never made an acquisition, and if it does make an acquisition, there can be no assurance it will do so on favorable terms or that it will be able successfully to integrate any acquired business with its existing operations.

     Changes in Fashion Trends and Industry Risks. The Company's success depends, in part, on management's ability to anticipate the fashion tastes of its customers and to offer merchandise that appeals to their preferences on a timely and affordable basis. The fashion tastes of the Company's customers are expected to change frequently and the failure of the Company successfully to anticipate, identify or react to changes in styles, trends or brand preferences of its customers could lead to, among other things, excess inventories and price markdowns, which could have a material adverse effect on the Company. In addition, misjudgments in merchandise selection could adversely affect the Company's image with its customers, which could have a material adverse effect on the Company.

     The apparel and accessories industries are cyclical. Purchases of apparel and accessories tend to decline during recessionary periods and may decline at other times. There can be no assurance the Company will be able to maintain its historical rate of growth, particularly if the retail environment declines. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer spending habits and have a material adverse effect on the Company. The Company's business is sensitive to consumer spending patterns and preferences. Shifts in consumer discretionary spending away from casual apparel and accessories to other consumer goods also could have a material adverse effect on the Company.

     Ability to Develop and Maintain Proprietary Customer Lists. The Company mails catalogs to names in its proprietary database (which are primarily derived from word-of-mouth inquiries and responses to the Company's advertising) and to potential customers whose names are obtained from purchased and rented lists. Approximately 37% of the names of persons to whom the Company mailed its spring 1997 catalog were derived from purchased and rented lists, and the Company anticipates continuing its use of such lists. Names derived from purchased or rented lists may generate lower response rates than names derived from word-of-mouth requests. Accordingly, the Company anticipates that overall response rates would decline if it increased its use of purchased and rented lists relative to its use of names in its database. In addition, the Company's database primarily contains names of teen girls and young women. As these individuals age beyond their teens, they may no longer purchase products aimed at younger individuals. Accordingly, the Company must constantly update its mailing lists to identify new, prospective teen customers. Failure to do so could have a material adverse effect on the Company.

     Recently, there has been increasing public concern regarding the compilation, use and distribution of information about teens and children. Federal legislation has been introduced in the U.S. Congress that proposes restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens (under the age of 16) and children. The Company is not a list broker but it does mail catalogs to persons whose names were derived from purchased or rented lists. The Company may increase its use of purchased and rented lists or, in the future, decide to sell lists containing information about teens. Consequently, the proposed legislation, or other similar laws or regulations that may be enacted, could impair the Company's ability to collect customer names or profit from future plans to sell demographic information relating to the teen population. Furthermore, additional legislation or regulations could limit the Company's ability to continue to compile personal information on teens or to use that information in the course of its business, which could have a material adverse effect on the Company.

     Transition to New Warehouse and Performance of Fulfillment Services. Currently, all the Company's orders for merchandise are being handled by a third-party fulfillment company at a facility near Lancaster, Pennsylvania. However, the Company anticipates performing all of its fulfillment services itself as of July 1997 through a leased facility in Hanover, Pennsylvania. The Company expects that, beginning in the second quarter of fiscal 1997, it will incur additional expenses as a result of moving to and operating the new facility, and will make substantial investments in plant and equipment to improve the new facility. If these expenses exceed the Company's expectations, it could have a material adverse effect on the Company. The Company has never managed fulfillment operations on the scale necessary to accommodate the Company's current order volume. Any delay in effecting the transition, disruption in fulfillment operations or delays in shipping could have a material adverse effect on the Company and its reputation with customers. In addition, strikes or other service interruptions by the Company's shippers or parcel services could have a material adverse effect on the Company's ability to deliver merchandise on a timely basis. See "Business--Operations--Distribution and Fulfillment."

     Dependence on Key Vendors. The Company's business depends, in part, on the Company's ability to purchase current-season brand-name apparel at competitive prices, in sufficient quantities and of acceptable quality. Eleven vendors have accounted for approximately 51% of the net sales generated by the Company's spring 1997 catalogs. Apparel produced by Urban Outfitters accounted for approximately 11% of gross sales for the first three months of fiscal 1997. The Company does not have a long-term contract with Urban Outfitters or any other supplier. In addition, many of the Company's smaller vendors have limited resources, production capacities and operating histories. The failure of key vendors to expand with the Company, the loss of one or more key vendors, a material change in the Company's current purchase terms or a limitation on the Company's ability to procure products could have a material adverse effect on the Company.

     Dependence on Key Personnel. The success of the Company has largely depended upon the efforts and abilities of its senior management, including the Company's co-founders, Stephen I. Kahn, Chairman of the Board, President and Chief Executive Officer, and Christopher C. Edgar, Executive Vice President and Chief Operating Officer. The loss of one or more of its key employees could have a material adverse effect on the Company.

     The direct marketing and apparel experience of a number of the Company's senior management personnel is limited to their experience with the Company. The Company's future success will depend on the ability of the Company's management to retain key managers and employ additional qualified senior operating management. There can be no assurance that the Company will be successful in attracting or retaining additional qualified personnel.

     Competition. The apparel and accessories industries are highly competitive, and the Company expects competition in these markets to increase. The Company competes with traditional department-store retailers, as well as specialty apparel and accessory retailers, for teen and young-adult customers. The Company also competes with other direct marketers, some of which may specifically target the Company's customers. Many of the Company's competitors are larger and have substantially greater financial, distribution and marketing resources than the Company.

     There are few barriers to entry in the teen apparel and accessories market and the Company believes that its recent success in this market has attracted the attention of other catalogers, as well as store-based retailers and apparel manufacturers, some of which are likely to enter this market. The Company also could face competition from manufacturers of apparel and accessories (including the Company's current vendors), who could market their products directly to retail customers or make their products more readily available in retail stores or through other catalogs. In addition, competitors could enter into exclusive distribution arrangements with the Company's vendors and deny the Company access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on the Company.

     The Company expects that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures by the Company. There can be no assurance that the Company will remain competitive in response to technological changes.

     Fluctuations in Postage and Paper Expenses. Postage and paper expenses, in the aggregate, equaled approximately 10% of the Company's net sales in fiscal 1996 and 9% of the Company's net sales in the first three months of fiscal 1997. The Company has not passed on, and has no future plans to pass on, the costs of catalog mailings and paper to its customers. Material increases in paper or catalog delivery costs could have a material adverse effect on the Company.

     Reliance on Information Systems. The Company's success depends, in part, on its ability to provide prompt, accurate and complete service to its customers on a competitive basis, and to purchase and promote products, manage inventory, ship products, manage sales and marketing and maintain efficient operations through its telephone and management information systems. A significant disruption in its telephone and management information systems could adversely affect the Company's relations with its customers and vendors and its ability to manage its operations. Furthermore, there can be no assurance that extended or repeated reliance on the Company's back-up computer and telephone systems would not have a material adverse effect on the Company.

     Catalog Delivery Risks. The Company attempts to deliver its catalogs to its customers at timely seasonal intervals. The failure of the Company to deliver catalogs at appropriate times, or the occurrence of postal delays or disruptions in the mailing of catalogs, could affect the demand for the Company's products or the timing of the Company's sales and could have a material adverse effect on the Company. See "Business--Operations--Distribution and Fulfillment."

     International Business Risks. The Company recently began to distribute its catalog in Japan and Canada and intends to increase distribution there and to explore distribution opportunities in other international markets. Approximately 1% of the Company's net sales for fiscal 1996, and 2% of the Company's net sales for the first three months of fiscal 1997, were from sales to customers outside the United States, substantially all of whom were located in Japan. In addition, certain of the Company's vendors procure products from outside the United States (approximately 35% of the Company's net sales in the first three months of fiscal 1997 were of products the Company believes were manufactured outside the United States), and the Company has begun to purchase merchandise for its dELiA*s-branded apparel directly from non-U.S. manufacturers. The Company's international business is subject to a number of risks generally associated with doing business abroad, including the opening and management of foreign offices and distribution centers, maintenance of uniform quality of merchandise, development of customer lists and marketing channels, disruptions or delays in shipping, fluctuations in the value of foreign currencies, exposure to potentially adverse tax consequences, imposition of import/export duties and quotas and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance these factors will not have a material adverse effect on the Company. Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those the Company currently faces. There can be no assurance the Company will expand internationally or that any such expansion will result in profitable operations. See "Business--Growth Strategy."

     Dependence on Intellectual Property. There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights (including the dELiA*s name, the dELiA*s logo and the daisy ("*") symbol) will prevent imitation of its products and services or infringement of its intellectual property rights by others. In addition, there can be no assurance others will not resist or seek to block sales of the Company's products as violative of their trademark and proprietary rights. See "Business--Intellectual Property."

     Risk that the Company May Be Required to Collect Sales Tax. At present, the Company does not collect sales or other similar taxes in respect of shipments of goods into most states. However, various states have sought to impose state sales tax collection obligations on out-of-state mail-order companies, such as the Company. A successful assertion by one or more states that the Company should have collected or be collecting sales taxes on the sale of products could have a material adverse effect on the Company.

     Unspecified Use of Proceeds. The principal purposes of this offering are to obtain additional capital to support anticipated growth, expand the public market for the Common Stock, facilitate future access for the Company to public equity markets and enhance the Company's ability to use its Common Stock as consideration for potential acquisitions and as a means of attracting and retaining key employees. The Company expects to use the net proceeds from this offering primarily for working capital and general corporate purposes. A portion of such net proceeds may also be used to fund future acquisitions, if any. The Company has no current specific plan for the proceeds of this offering, and, as a consequence, management will have discretion over the use of the proceeds.

     Control by Principal Stockholder. At the completion of this offering, Stephen I. Kahn, the Chairman, Chief Executive Officer and President of the Company, will beneficially own approximately 57.0% (approximately 54.9%, if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock, including 3,321,436 shares he will own directly and an additional 4,085,815 shares in the aggregate subject to a stockholders agreement among certain of the Company's existing stockholders (the "Family Stockholders Agreement") and agreements with holders of restricted stock. Under the Family Stockholders Agreement, Mr. Kahn is entitled, among other things, to vote and restrict the transfer of all the shares subject to the Family Stockholders Agreement, and, under the agreements with holders of restricted stock, Mr. Kahn is entitled to vote such holders' shares. Therefore, Mr. Kahn can control the election of directors of the Company and the outcome of all issues submitted to a vote of stockholders of the Company. The foregoing, together with certain provisions in the Company's certificate of incorporation, may make it more difficult for a third party to acquire, and may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay for shares of Common Stock. In addition, stockholders may take any action by written consent in accordance with the General Corporation Law of the State of Delaware and the Company's bylaws, which may allow Mr. Kahn to direct corporate action without advance notice to other stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     Possibility of Adverse Effect on the Market Price of the Common Stock by Virtue of Certain Takeover Provisions. Certain provisions of the Company's certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things, (a) divide the board of directors into three classes, (b) require the affirmative vote of the holders of at least 66 2/3% of the shares to approve a sale, lease, transfer or exchange of all or substantially all the assets of the Company, (c) require the affirmative vote of the holders of at least 66 2/3% of the shares to remove a director or to fill a vacancy on the board of directors, (d) require the affirmative vote of the holders of at least 66 2/3% of the shares to amend or repeal certain provisions of the certificate of incorporation and (e) require the affirmative vote of the holders of at least 66 2/3% of the shares or two-thirds of the members of the board of directors to amend or repeal the bylaws of the Company. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Under certain conditions, section 203 of the General Corporation Law of the State of Delaware would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. See "Description of Capital Stock."

     Absence of Dividends. Following the completion of this offering, the Company intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

     Limited Trading History; Possible Volatility of Stock Price. The Company's stock price has fluctuated substantially since the IPO. There can be no assurance the market price of the Common Stock will not decline below the public offering price set forth on the cover page of this Prospectus. The Company believes factors such as actions of competitors and quarterly variations in operating results, as well as changes in market conditions, analysts' estimates and the stock market may cause the market price of the Common Stock to fluctuate significantly. Further, the stock market has historically experienced volatility that sometimes has been unrelated to operating performance. In addition, future sales of Common Stock by the Company's existing stockholders following the completion of this offering and the expiration of the 90-day lock-up period referred to in "Possibility of Adverse Effect on the Market Price of the Common Stock by Virtue of Public Sales of Common Stock Following This
Offering" below could have an adverse effect on the market price of the Common Stock. See "--Possibility of Adverse Effect on the Market Price of the Common Stock by Virtue of Public Sales of Common Stock Following This Offering," "Shares Eligible for Future Sale" and "Underwriting."

     Possibility of Adverse Effect on the Market Price of the Common Stock by Virtue Of Public Sales of Common Stock Following This Offering. Sales of substantial amounts of Common Stock in the public market following this offering (including shares issued upon the exercise of stock options) by current holders of the Company's Common Stock and stock options, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital. Upon the completion of this offering, 13,002,977 shares of Common Stock will be outstanding. The shares of Common Stock sold in this offering, together with the 2,702,500 shares sold in the IPO, will be freely tradeable by persons other than "affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All other outstanding shares of Common Stock are subject to lock-up commitments, pursuant to which such shares may not be sold or otherwise disposed of for a period of 90 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Hambrecht & Quist LLC, or are "restricted securities" within the meaning of Rule 144 under the Securities Act. Such shares consist of an aggregate of 8,227,000 shares that are subject to lock-up agreements (the "Lock-Up Agreements") with Hambrecht & Quist

LLC, an aggregate of 4,085,815 shares that, after this offering, will be subject to restrictions on transfer contained in the Family Stockholders Agreement or the Restricted Stock Plan, which restrictions the Company has agreed with Hambrecht & Quist LLC not to waive during the Lock-Up Period (without the prior written consent of Hambrecht & Quist LLC), and an aggregate of 9,300,477 shares which are "restricted securities" under Rule 144. Hambrecht & Quist LLC may release all or any portion of the shares subject to the Lock-Up Agreements. After termination of the Lock-Up Period, all such shares will become eligible for sale in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

     Forward-Looking Statements. This Prospectus contains certain forward-looking statements, including, without limitation, statements concerning the Company's operations, economic performance and financial condition, including in particular statements relating to the Company's growth strategy. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words
"believe," "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this Prospectus and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this Prospectus will in fact occur.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company at an assumed public offering price of $22.25 per share are estimated to be $20,726,250. The Company intends to use the net proceeds primarily for working capital and general corporate purposes. A portion of such net proceeds may also be used to fund future acquisitions, if any. Pending such uses, the net proceeds will be invested in investment-grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Risk
Factors-Unspecified Use of Proceeds" and "Principal and Selling
Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company commenced trading publicly on The Nasdaq Stock Market on December 19, 1996 and is traded under the symbol DLIA. The following table sets forth the high and low sales prices for the Common Stock as reported by The Nasdaq Stock Market. Such quotations reflect interdealer prices without adjustment for retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                     High         Low
                                                  ----------   ---------
 Fiscal year ended January 31, 1997:
  4th Quarter (from December 19, 1996)   ......     $20.250     $12.500
 Fiscal year ending January 31, 1998:
  1st Quarter    ..............................      19.750      13.750
  2nd Quarter (through May 19, 1997)  .........      25.750      16.250

     On May 19, 1997, the last reported sales price of the Common Stock on The Nasdaq Stock Market was $22.25 per share. As of April 22, 1997, there were approximately 50 holders of record of the Common Stock and approximately 1,625 beneficial owners of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends (other than the LLC Distribution described under "Certain Transactions"). The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 30, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 1,000,000 shares of Common Stock offered by the Company at an assumed offering price of $22.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and Notes thereto included in this Prospectus.

                                                                         April 30, 1997
                                                                    -------------------------
                                                                    Actual      As Adjusted
                                                                    ---------   -------------
                                                                         (in thousands)
Stockholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares authorized;
    none issued and outstanding   ...............................    $      -      $      -
  Common Stock, $0.01 par value, 50,000,000 shares authorized;
    12,002,977 shares issued and outstanding actual; 13,002,977
    shares issued and outstanding as adjusted (1) ...............         120           130
  Note receivable from stockholder (2)   ........................         (50)          (50)
  Deferred compensation (3)  ....................................        (121)         (121)
  Additional paid-in capital ....................................      20,870        41,586
  Retained earnings .............................................       1,262         1,262
                                                                      --------       --------
   Total stockholders' equity   .................................      22,081        42,807
                                                                      --------       --------
     Total capitalization .......................................    $ 22,081      $ 42,807
                                                                      ========       ========

----------------

(1) Excludes 1,250,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan (under which options to purchase an aggregate of 331,750 shares of Common Stock were outstanding as of May 19, 1997 at a weighted average exercise price of $15.07 per share) and 250,000 shares of Common Stock reserved for issuance pursuant to an outstanding non-plan stock option the Company has granted to an executive. See "Management--Options/SAR Grants and Exercises."

(2) See Note 8 of Notes to Financial Statements.

(3) See Note 7 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below have been derived from the financial statements of the Company set forth elsewhere in this Prospectus, which have been prepared in accordance with generally accepted accounting principles. The following selected data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes appearing elsewhere in this Prospectus, including the Company's financial statements as of January 31, 1997 and for the fiscal year ended January 31, 1997 which have been audited by Deloitte & Touche LLP, independent auditors. The data at January 31, 1996 and for each of the two fiscal years ended January 31, 1996 and January 31, 1995 are derived from the Company's financial statements which have been audited by Richard A. Eisner & Company, LLP, independent auditors, which financial statements are included elsewhere herein. The data at April 30, 1997 and for the three-month periods ended April 30, 1996 and 1997 are derived from the Company's unaudited financial statements for such periods, and in the opinion of the Company's management, contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the results of operations for such interim periods. All financial data has been restated to give effect to the Reorganization. Results for the three months ended April 30, 1997 are not necessarily indicative of the Company's results that may be achieved for the fiscal year ending January 31, 1998 or any future period.

                                          September 9, 1993     Fiscal Year 1994
                                            (inception) to            Ended
                                           January 31, 1994     January 31, 1995
                                          -----------------     ----------------
                                           (in thousands, except per share data)
Statements of Operations Data:
 Net sales   ...........................         $     -              $     139
 Cost of sales  ........................               -                     89
                                                 -------              ---------
 Gross profit   ........................               -                     50
 Selling, general and administrative
  expenses   ...........................              34                    384
 Interest income, net ..................               1                      2
                                                 -------              ---------
 Income (loss) before provision for
  income taxes  ........................             (33)                  (332)
 Provision for income taxes ............               -                      -
                                                 -------              ---------
 Net income (loss) .....................         $   (33)             $    (332)
                                                 =======              =========
 Pro forma net income (loss) (1)  ......         $   (19)             $    (202)
                                                 =======              =========
 Pro forma net income (loss) per
  share (2)  ...........................         $  0.00              $   (0.02)
                                                 =======              =========
 Shares used in the calculation of
  pro forma net income (loss) per
  share (2)  ...........................          10,000                 10,000

Selected Operating Data:
 Number of catalogs distributed   ......               -                    115
 House names (3)   .....................               -                     17
 Buyers (4)  ...........................               -                      1\

                                                                                     Three Months Ended
                                          Fiscal Year 1995     Fiscal Year 1996          April 30,
                                                Ended                Ended          --------------------
                                          January 31, 1996     January 31, 1997      1996       1997
                                          -------------------  -------------------  ---------  ---------
                                                      (in thousands, except per share data)
Statements of Operations Data:
 Net sales   ...........................       $  5,652              $  30,225      $ 3,709      $12,928
 Cost of sales  ........................          3,078                 14,624        1,725        6,392
                                               ---------             ---------      --------    --------
 Gross profit   ........................          2,574                 15,601        1,984        6,536
 Selling, general and administrative
  expenses   ...........................          2,569                 11,850        1,489        5,222
 Interest income, net ..................             25                    176            9          237
                                               ---------             ---------      --------    --------
 Income (loss) before provision for
  income taxes  ........................             30                  3,927          504        1,551
 Provision for income taxes ............              3                   (328)           7          623
                                               ---------             ---------      --------    --------
 Net income (loss) .....................       $     27              $   4,255      $   497      $   928
                                               =========             =========      ========    ========
 Pro forma net income (loss) (1)  ......       $     18              $   2,307      $   297      $   928
                                               =========             =========      ========    ========
 Pro forma net income (loss) per
  share (2)  ...........................       $   0.00              $    0.23      $  0.03      $  0.08
                                               =========             =========      ========    ========
 Shares used in the calculation of
  pro forma net income (loss) per
  share (2)  ...........................         10,000                 10,214       10,000       12,014

Selected Operating Data:
 Number of catalogs distributed   ......          1,700                  8,000        1,059        4,800
 House names (3)   .....................            290                  1,335          420        1,732
 Buyers (4)  ...........................             82                    373           88          456

                                                         January 31,
                                           -----------------------------------------
                                            1995          1996                 1997              April 30, 1997
                                           -------      --------              -------       ------------------
Balance Sheet Data:
 Cash and cash equivalents  ............   $  704      $    675            $  21,31$              15,269
 Working capital   .....................      826           720               20,027              15,893
 Total assets   ........................      870         1,266               27,414              29,822
 Total stockholders' equity ............      835           962               21,132              22,081

----------
(1) Computed for all periods prior to the three months ended April 30, 1997 on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to the IPO, the Company effected the Reorganization, in which the Company converted from a limited liability company to a C corporation. Pro forma net income for the three months ended April 30, 1997 represents actual reported net income. See "Certain Transactions" and Note 1 of Notes to Financial Statements.

(2) See Note 2 of Notes to Financial Statements for an explanation of the determination of shares used in computing pro forma net income per share.

(3) House names represents the number of customers who have made at least one purchase or have requested a catalog from the Company in the preceding 36 months, determined at the end of the applicable fiscal period. The number of house names as of May 19, 1997 is approximately 1.8 million.

(4) Buyers represents the number of customers who have made at least one purchase from the Company in the preceding 36 months, determined at the end of the applicable fiscal period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus.

Overview

     The Company was founded in 1993 and distributed its first catalog in 1994 through a network of on-campus college representatives. In late 1994 and early 1995, in an effort to broaden the reach of its catalogs, the Company changed its primary channel of distribution from college representatives to direct mail. This change has resulted in a substantial increase in the Company's sales. In order to support its direct marketing operations, the Company has made significant capital expenditures for telephone and management information systems and has hired and maintained an in-house workforce of teleservice representatives.

     The Company initially mailed catalogs to persons responding to advertisements and to names on rented lists. The Company has built a proprietary list of "house names" (customers who have made at least one purchase or have requested a catalog from the Company in the preceding 36 months), which currently contains approximately 1.8 million names, primarily through referrals, word-of-mouth, returns of catalog request cards and targeted classified advertising in selected magazines. A significant portion of the Company's catalogs are mailed to house names, supplemented by purchased and rented lists. The response rates generated from its house list are typically higher than those the Company realizes from purchased or rented lists.

     The Company plans to increase the number of catalogs it distributes from 8 million in fiscal 1996 to in excess of 20 million in fiscal 1997. The Company distributed four editions of its catalog in fiscal 1995, six editions in fiscal 1996 and anticipates distributing eight editions in fiscal 1997. As the Company continues to increase its prospecting efforts and the number of catalogs it distributes, the Company intends to increase its aggregate marketing expenditures, which may result in a decrease in operating margin. With increased catalog distribution, there can be no assurance that response rates will not decline in the future. Response rates have typically fluctuated on a year-to-year and catalog-to-catalog basis. Response rates are influenced by a number of factors including the timing of catalog mailings, market acceptance of the Company's merchandise and the mix and presentation of products and actions of competitors. Average order size has also fluctuated seasonally. Generally, the average size of orders from the Company's fall and winter catalogs is larger than the average size of orders from its spring and summer catalogs.

     The Company is currently attempting to increase the flexibility of its catalog publishing schedule and reduce the lead time for inventory purchases to take better advantage of early indicators of customer purchasing patterns and reduce its exposure to the risk of inventory obsolescence. In the third quarter of fiscal 1996, the Company began mailing catalogs to selected portions of its house list that typically respond at higher rates, including its first sale circular and its first targeted supplemental catalog. In part to facilitate its targeted publishing strategy, the Company has developed its in-house art department to allow for shorter and more flexible publishing schedules. In addition, recently, at the Company's request, certain of the Company's vendors have agreed to purchase raw materials in advance and in excess of the Company's initial purchase orders. This allows the Company to place orders later in a season in response to early indicators of customer demand while reducing the Company's inventory risk. Although the Company sometimes shares the risk of these raw material orders with such vendors, these advance purchases limit its exposure to the greater risk of unsold finished goods. The Company believes these actions helped to improve its overall profitability in fiscal 1996 and the first three months of fiscal 1997.

     The Company believes that as its revenue base grows and it further penetrates its target market, the Company may not be able to sustain the levels of percentage annual growth in net sales and growth in operating income experienced in fiscal 1995 and fiscal 1996. Additionally, legislation introduced in the U.S. Congress that proposes restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens (under the age of 16) and children could adversely affect the Company's use of purchased and rented lists, as well as the Company's ability to generate new names for its proprietary database. Although the Company is not a list broker, it does mail catalogs to persons whose names are derived from purchased and rented lists. Approximately 37% of the names of persons to whom the Company mailed its spring 1997 catalog were derived from purchased and rented lists. However, the Company's use of purchased and rented lists has been declining relative to the use of its house list. The Company is exploring new methods for developing its house list and believes it will be able to continue to develop this list through advertising and new channels for the distribution of its catalogs, including bulk drops on college campuses. There can be no assurance, however, that the Company will be able to develop its house list.

     The Company currently uses an unaffiliated third-party fulfillment contractor to process and fulfill orders. However, the Company has given notice to the third-party contractor of its intention to terminate its agreement with the contractor as of June 30, 1997. At that time, the Company anticipates that it will begin to operate its own warehouse and fulfillment operations. For that purpose, the Company has entered into a lease agreement for a warehouse and fulfillment facility in Hanover, Pennsylvania. The Company expects that, beginning in the second quarter of fiscal 1997, it will incur additional expenses as a result of moving to and operating the new facility, and will make substantial investments in plant and equipment to improve the new facility. See "Risk Factors-Transition to New Warehouse and Performance of Fulfillment Services," "-Liquidity and Capital Resources" and "Business-Operations-Distribution and Fulfillment."

     On December 24, 1996, the Company sold 2,052,500 shares of Common Stock in the IPO. The Company has invested the net proceeds it received from the IPO, consisting of $19.8 million, in short-term, interest-bearing, investment-grade securities.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statement of operations to net sales. Any trends reflected by the following table may not be indicative of future results.

                                                                         Percentage of Net Sales
                                          --------------------------------------------------------------------------------------
                                                                                                                Three Months
                                           Fiscal Year 1994      Fiscal Year 1995      Fiscal Year 1996       Ended April 30,
                                               Ended                 Ended                 Ended            --------------------
                                          January 31, 1995      January 31, 1996      January 31, 1997       1996       1997
                                          -------------------   -------------------   -------------------   ---------   --------
Net sales   ...........................            100.0%                 100.0%               100.0%           100.0%   100.0%
Cost of sales  ........................             64.0                   54.5                 48.4             46.5     49.4
                                               ----------              --------             --------         --------    -----
Gross profit   ........................             36.0                   45.5                 51.6             53.5     50.6
Selling, general and
 administrative expenses   ............            276.3                   45.4                 39.2             40.1     40.4
Interest income, net ..................              1.4                    0.4                  0.6              0.2      1.8
                                               ----------              --------             --------         --------   ------
Income (loss) before provision for
 income taxes  ........................           (238.9)                   0.5                 13.0             13.6     12.0
Provision (benefit) for income
 taxes   ..............................                -                      -                 (1.1)             0.2      4.8
                                               ----------              --------             --------         --------   ------
Net income (loss) .....................           (238.9)%                 0.5%                14.0%            13.4%      7.2%
                                               ==========              ========             ========         ========   ========
Pro forma net income (loss) (1)  ......           (145.3)%                 0.3%                 7.6%             8.0%      7.2%
                                               ==========              ========             ========         ========   =======

----------------

(1) Computed for all periods prior to the three months ended April 30, 1997 on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to the IPO, the Company effected the Reorganization, in which the Company converted from a limited liability company to a C corporation. Pro forma net income for the three months ended April 30, 1997 represents actual reported net income. See "Certain Transactions" and Note 1 of Notes to Financial Statements.

Comparison of Three Months Ended April 30, 1996 and 1997

     Net Sales. Net sales increased approximately $9.2 million, from $3.7 million in the first three months of fiscal 1996 to $12.9 million in the first three months of fiscal 1997. The increase in net sales was primarily due to an increase in the number of catalogs mailed. The Company increased the number of catalogs it distributed to 4.8 million in the first three months of fiscal 1997 from 1.1 million in the first three months of fiscal 1996. Aggregate response rates from catalogs distributed in the first three months of fiscal 1997 declined relative to catalogs distributed in the first three months of fiscal 1996, as the Company mailed an additional catalog edition during the 1997 period to a large number of persons who had received a prior edition of the catalog earlier in the period. The Company believes aggregate response rates will usually decline when it mails additional catalog editions within the same fiscal quarter.

     Gross Margin. Gross margin decreased from 53.5% in the first three months of fiscal 1996 to 50.6% in the first three months of fiscal 1997. The decrease in gross margin was due primarily to an increased reserve for returns consistent with the Company's recent growth, an increased inventory reserve for obsolescence based upon management's evaluation of merchandise inventories as of April 30, 1997 and the sale of merchandise at a discount in a sales circular. In contrast, in the first three months of fiscal 1996, the Company had negligible carryover inventory, and thus no discounted sales, as a result of a one-time liquidation of over-stocked merchandise in the fourth quarter of fiscal 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately $3.7 million, from $1.5 million in the first three months of fiscal 1996 to $5.2 million in the first three months of fiscal 1997. Selling, general and administrative expenses increased as a percentage of net sales from 40.1% in the first three months of fiscal 1996 to 40.4% in the first three months of fiscal 1997. The increase was due to higher expenditures on corporate salaries, telemarketing staff and additional information systems in anticipation of future sales growth, as well as additional marketing expenditures as the Company increased the number of catalogs it mailed.

     Interest income, net. Interest income, net, increased approximately $228,000, from $9,000 in the first three months of fiscal 1996 to $237,000 in the first three months of fiscal 1997. The increase in interest income, net, was primarily due to the Company's investment of the net proceeds from the IPO, which proceeds were received in the fourth quarter of fiscal 1996.

     Provision (benefit) for income taxes. Provision (benefit) for income taxes increased approximately $616,000, from $7,000 in the first three months of fiscal 1996 to $623,000 in the first three months of fiscal 1997. This increase was almost entirely due to the Reorganization, which was effected in the fourth quarter of fiscal 1996, in which the Company converted from a limited liability company to a C corporation. See Note 6 of Notes to Financial Statements.

Comparison of Fiscal Years 1995 and 1996

     Net sales. Net sales increased approximately $24.5 million, from $5.7 million in fiscal 1995 to $30.2 million in fiscal 1996. The increase in net sales was primarily due to an increase in the number of catalogs mailed, as well as an increase in response rates and average order size. The Company increased the number of catalogs it distributed from 1.7 million in fiscal 1995 to 8 million in fiscal 1996. The increase in average order size resulted from a combination of factors, including increased prices on certain existing items and the addition of certain more expensive items in the Company's catalog.

     Gross margin. Gross margin increased from 45.5% in fiscal 1995 to 51.6% in fiscal 1996. The increase in gross margin was due to improved sourcing of merchandise, including larger volume discounts from suppliers, as well as changes in product mix and higher selling prices. To a lesser degree, gross margin increased as certain related fixed costs of merchandising were spread over increased sales. These improvements were partially offset by an increased reserve for returns consistent with the Company's recent growth and an increased inventory reserve for obsolescence based upon management's evaluation of merchandise inventories as of January 31, 1997 and anticipated inventory dispositions.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $9.3 million, from $2.6 million in fiscal 1995 to $11.9 million in fiscal 1996. Selling, general and administrative expenses decreased as a percentage of net sales from 45.4% in fiscal 1995 to 39.2% in fiscal 1996. The reduction in selling, general and administrative expenses as a percentage of net sales was due to economies implemented in catalog production as well as the leveraging of certain fixed costs over a larger revenue base. The reduction was partially offset by a charge of approximately $280,000 in fiscal 1996 related to the processing of names of catalog requesters through a third-party service. The Company currently processes the majority of the names of its catalog requesters in-house and anticipates doing so in the future. In addition, the reduction was partially offset by the Company's higher expenditures on corporate salaries and additional information systems in anticipation of future sales growth.

     Interest income, net. Interest income, net, increased approximately $151,000, from $25,000 in fiscal 1995 to $176,000 in fiscal 1996. The increase in interest income, net, was primarily due to the Company's investment of the net proceeds from the IPO, which proceeds were received in the fourth quarter of fiscal 1996.

     Provision (benefit) for income taxes. Provision (benefit) for income taxes decreased approximately $331,000, from a provision of $3,000 in fiscal 1995 to a benefit of $328,000 in fiscal 1996. This decrease was almost entirely due to the Reorganization, which was effected in the fourth quarter of fiscal 1996, in which the Company converted from a limited liability company to a C corporation. See Note 6 of Notes to Financial Statements.

Comparison of Fiscal Years 1994 and 1995

     Net Sales. Net sales increased approximately $5.6 million, from $139,000 in fiscal 1994 to $5.7 million in fiscal 1995. The increase in net sales was due primarily to the change in the Company's primary channel of distribution from on-campus college representatives to direct mail and the corresponding increase in the number of catalogs distributed. The Company increased catalog distribution from approximately 115,000 catalogs (26,000 mailed, 89,000 dropped on college campuses) in fiscal 1994 to approximately 1.7 million catalogs in fiscal 1995.

     Gross Margin. Gross margin increased from 36.0% in fiscal 1994 to 45.5% in fiscal 1995. The increase in gross margin was due to the leveraging of certain fixed costs over a larger revenue base, improved sourcing of merchandise, including sourcing in larger quantities from a broader range of vendors, as well as a change in merchandise mix to higher margin apparel and accessories. The increase in gross margin in fiscal 1995 was partially offset by the Company's decision to liquidate excess inventory through charitable donations in the fourth quarter of fiscal 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $2.2 million, from $384,000 in fiscal 1994 to $2.6 million in fiscal 1995. Selling, general and administrative expenses decreased as a percentage of net sales from 276.3% in fiscal 1994 to 45.4% in fiscal 1995. This reduction in selling, general and administrative expenses as a percentage of net sales was due primarily to the fact that revenues increased faster than expenses. The reduction in expenses as a percentage of net sales was partially offset by a higher corporate payroll and higher expenditures for management information systems and telephone systems related to the Company's infrastructure growth.

Selected Quarterly Results of Operations

     The following table sets forth certain unaudited statements of operations data for the five quarters ended April 30, 1997, as well as such data expressed as a percentage of the Company's total net sales for the periods indicated. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's annual audited financial statements and notes thereto.

                                                                      Quarter Ended
                                          ---------------------------------------------------------------------
                                                               Fiscal 1996                        Fiscal 1997
                                          -----------------------------------------------------   -------------
                                           Apr. 30,     July 31,       Oct. 31,      Jan. 31,      Apr. 30,
                                            1996          1996          1996          1997           1997
                                          -----------   -----------   -----------   -----------   -------------
                                                                     (in thousands)
Net sales   ...........................     $  3,709        $4,663      $  7,110      $ 14,743       $ 12,928
Cost of sales  ........................        1,725         2,233         3,463         7,203          6,392
                                             --------      -------       --------      --------        --------
Gross profit   ........................        1,984         2,430         3,647         7,540          6,536
Selling, general and
 administrative expenses   ............        1,489         2,149         2,693         5,519          5,222
Interest income, net ..................            9            11             4           152            237
                                             --------      -------       --------      --------        --------
Income (loss) before provision for
 income taxes  ........................          504           292           958         2,173          1,551
Provision (benefit) for income
 taxes   ..............................            7             4             4          (343)           623
                                             --------      -------       --------      --------        --------
Net income (loss) .....................     $    497        $  288      $    954      $  2,516       $    928
                                             ========      =======       ========      ========        ========
Pro forma net income (loss) (1)  ......     $    297        $  171      $    567      $  1,272       $    928
                                             ========      =======       ========      ========        ========

                                                              Percentage of Total Net Sales
                                             ------------------------------------------------------------------
Net sales   ...........................        100.0%       100.0%         100.0%        100.0%         100.0%
Cost of sales  ........................         46.5          47.9          48.7          48.9           49.4
                                             --------      -------       --------      --------        --------
Gross profit   ........................         53.5          52.1          51.3          51.1           50.6
Selling, general and
 administrative expenses   ............         40.1          46.0          37.9          37.4           40.4
Interest income, net ..................          0.2           0.2           0.1           1.0            1.8
                                             --------      -------       --------      --------        --------
Income (loss) before provision for
 income taxes  ........................         13.6           6.3          13.5          14.7           12.0
Provision (benefit) for income
 taxes   ..............................          0.2           0.1           0.1          (2.3)           4.8
                                             --------      -------       --------      --------        --------
Net income (loss) .....................         13.4%         6.2%          13.4%         17.1%           7.2%
                                             ========      =======       ========      ========        ========
Pro forma net income (loss) (1)  ......          8.0%         3.7%           8.0%          8.6%           7.2%
                                             ========      =======       ========      ========        ========

----------------

(1) Computed for all periods prior to the three months ended April 30, 1997 on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to the IPO, the Company effected the Reorganization, in which the Company converted from a limited liability company to a C corporation. Pro forma net income for the three months ended April 30, 1997 represents actual reported net income. See "Certain Transactions" and Note 1 of Notes to Financial Statements.

     The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its net sales and results of operations generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year (which include the back-to-school and holiday seasons). The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings, the timing of sale circulars and liquidations, the timing of merchandise deliveries, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the mix of products sold, the hiring and training of additional personnel, the timing of inventory writedowns, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors-Seasonal and Quarterly Fluctuations."

Liquidity and Capital Resources

     Since its inception, the Company has met its operating and cash requirements through funds generated from operations, the private sales of equity securities and, most recently, the IPO. All of the Company's working capital needs have been satisfied by cash provided by operations since the third quarter of fiscal 1995. Cash provided by operations in the first three months of fiscal 1997 was $64,000, $5.7 million in fiscal 1996 and $40,000 in fiscal 1995, while cash used in operations was $422,000 in fiscal 1994.

     Cash used in investing was $6.1 million in the first three months of fiscal 1997, $940,000 (not including $21.0 million invested in short-term securities) in fiscal 1996, $169,000 in fiscal 1995 and $7,000 in fiscal 1994. The Company expects to make capital expenditures of approximately $1.5 million to upgrade its management information systems in fiscal 1997. The Company also anticipates capital expenditures of at least $1.5 million in property, plant and equipment, including leasehold improvements, office equipment and expenditures relating to the Company's new warehouse and distribution operations. See "Business--Operations--Distribution and Fulfillment."

     Cash and cash equivalents increased by approximately $20.6 million from January 31, 1996 to January 31, 1997, primarily due to the receipt of the net proceeds to the Company from the IPO and, to a lesser extent, due to increased cash generated by operations, but offset by a distribution of $4.0 million to members of dELiA*s LLC prior to the Reorganization. Cash and cash equivalents decreased by approximately $6.0 million to $15.3 million at April 30, 1997 as the Company shifted a portion of its investments to securities with maturities of greater than 90 days and increased its inventory position during the three months ended April 30, 1997.

     During the fiscal year prior to the IPO, the Company operated as a limited liability company with taxes paid by its members. Following the Reorganization in which the Company's business was transferred to a Delaware corporation, the Company ceased to be a flow-through entity and is now liable for applicable income taxes. See Note 6 of Notes to Financial Statements.

     The Company has a revolving line of credit for seasonal working capital, collateralized by all of the Company's assets other than inventory. The maximum amount available under the line of credit is $3.0 million. The interest rate on the line of credit is the lending bank's prime rate (8.5% at April 30, 1997) plus 2%. The line expires on July 31, 1997. The Company has not drawn on this line.

     The Company believes that its cash on hand, together with cash generated by operations and the net proceeds of this offering, will be sufficient to meet its capital and operating requirements through fiscal 1997. The Company's future capital requirements, however, depend on numerous factors, including, without limitation, the success of its marketing, sales and distribution efforts. There can be no assurance that additional funds, if required, will be available to the Company on favorable terms or at all.

Inflation

     The Company does not believe that inflation has had a material adverse effect on net sales or results of operations. The Company has generally been able to pass on increased costs related to inflation through increases in its prices to customers.

Recent Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and is effective for fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 did not have an effect on the Company's financial position or results of operations.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for
Stock-Based Compensation," which is effective for the Company beginning
February 1, 1996. SFAS No. 123 requires disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion ("APB") No. 25, which recognizes compensation costs based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees. The required disclosures of pro forma effects on net income and earnings per share are described in Note 12 of Notes to Financial Statements.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("EPS"), which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 supersedes APB No. 15 and specifies the computation, presentation and disclosure requirement for basic and diluted EPS. The Company has determined that the adoption of this new standard would not have had a material effect on EPS for all periods presented.

                                    BUSINESS

Overview

     dELiA*s Inc. (with its predecessors, "dELiA*s" or the "Company") is a direct marketer of casual apparel and related accessories to girls and young women, primarily between the ages of 10 and 24 (an age group known as "Generation Y"). The Company believes that it is one of a limited number of direct marketers distributing an apparel- based catalog exclusively for this market and that its selection and presentation of merchandise have contributed to a growing recognition of dELiA*s as a Generation Y fashion resource. The Company's broad assortment of merchandise includes recognized and emerging brands complemented by dELiA*s own branded products. Merchandise ranges from basics, such as jeans, shorts and t-shirts to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics. The Company's distinctive catalogs, with their eye-catching layouts accented by creative "catch phrases," are designed to express a culture and attitude unique to dELiA*s. Each catalog carries a broad array of merchandise typically presented in coordinated outfits that can be purchased for under $100.

     dELiA*s distributed its first catalog in March 1994, distributed approximately 1.7 million catalogs in fiscal 1995, 8 million catalogs in fiscal 1996 and 4.8 million catalogs in the first three months of fiscal 1997. The Company plans to increase catalog distribution to in excess of 20 million catalogs in all of fiscal 1997. The Company's proprietary database currently includes approximately 1.8 million house names, including approximately 456,000 customers (as of April 30, 1997) who had made at least one purchase from the Company within the preceding 36 months. The Company's customers are located in all 50 states, as well as Japan and Canada, with sales to customers in any single state comprising not more than 11% of net sales in the first three months of fiscal 1997.

The Generation Y Market

     With the large "baby boom" generation maturing and having children, the younger segments of the U.S. population have been increasing in recent years. According to the U.S. Census Bureau, Generation Y (ages 10 to 24 years) currently numbers more than 55 million people and is expected to grow by 12% to approximately 62 million by 2005. These children of the "baby boom" generation are larger in number and growing more rapidly as a group than the generation ahead of them.

[Graph titled HISTORICAL AND PROJECTED U.S. POPULATION OF 10 TO 24 YEAR-OLDS with the following data points:

Years         Population (in
              millions)

1985          56,653
1986          55,586
1987          54,726
1988          54,249
1989          53,683
1990          54,286
1991          54,070
1992          54,253
1993          54,517
1994          54,656
1995          54,865
1996          55,037
1997          55,505
1998          56,248
1999          57,158
2000          58,134
2001          59,170
2002          60,027
2003          60,770
2004          61,358
2005          61,766
2006          62,133
2007          62,403
2008          62,658
2009          62,964
2010          63,147


Source: U.S. Census Bureau]

     The teen population (ages 12 to 19) represents the core of Generation Y. The increase in the U.S. teen population has been accompanied by an increase in the amount of money teens spend. According to one independent consumer research firm, total teen spending in 1995 was $109 billion, an increase of 10% from 1994. Another independent research firm estimated that apparel accounted for over one-third of teen spending on certain major categories of goods and services.

     The Company believes that the members of Generation Y are influenced by new media and information sources. Although a variety of retailers and catalogers offer teen merchandise, the Company believes that the number of national retailers or catalogers catering exclusively to the Generation Y market is limited. The Company believes that creating a cultural environment that caters to teen purchasers is essential to effectively marketing to this group. Accessibility is also important, as many of these purchasers are too young to drive, have working parents with limited time to take them shopping or do not have convenient access to teen-focused retailers. As a result, the Company believes that Generation Y is a large and underserved market that represents a significant direct marketing opportunity.

Growth Strategy

     The Company's goal is to be the leading marketer of casual fashion apparel, related accessories and other products to Generation Y girls and young women and to build on its recognition as a fashion resource. Key elements of the Company's strategy to accomplish its goal include the following:

     Grow Core Catalog Business. dELiA*s believes that significant opportunities exist to penetrate further its target market through the increased use of catalogs. The Company's proprietary database currently includes approximately
1.8 million house names, compared to a total estimated Generation Y female population of over 25 million. The Company intends to increase the number of catalogs distributed from 8 million in fiscal 1996 to in excess of 20 million in fiscal 1997, and to expand the number of editions of its catalogs. The Company believes it can use its proprietary database to develop targeted mailings to specific customer segments. It also may broaden the range of products offered in its catalogs (including additional dELiA*s-branded products). In addition, the Company recently began to distribute catalogs in Japan and Canada and is increasing its distribution of catalogs in these markets in fiscal 1997. The Company is also exploring distribution opportunities in other international markets, and may consider developing or acquiring additional catalogs.

     Focus on Brand Name Merchandise. The Company believes teens are very brand-conscious, and wear branded apparel to project an image to their peers. The Company monitors leading young women's magazines (including Teen, Seventeen and YM), television channels (such as MTV) and other trend-setting media to identify brands and styles that it believes are attracting the attention of the teen market. A typical dELiA*s catalog features merchandise from a diverse group of more than 75 vendors. Brands currently offered through dELiA*s catalogs include nationally recognized names, such as Carter's and Vans, as well as brands recognized within the teen market, including Free People (Urban Outfitters) and Roxy (Quiksilver). dELiA*s also strives to obtain merchandise from emerging designers, a strategy the Company believes differentiates dELiA*s from other retailers and helps to establish dELiA*s as a fashion resource for girls and young women. Emerging brands currently featured in dELiA*s catalogs include Dollhouse, Dawls, Greed Girl, Yak Pak and 26 Red Sugar.

     Develop and Leverage the dELiA*s Brand Identity. The Company believes the dELiA*s brand stands for fresh, progressive teen style and that the Company has become a fashion resource for Generation Y girls and young women. The dELiA*s brand identity is comprised of several components, including up-to-date merchandise offerings, dELiA*s- branded products, the promotion of emerging brands and dELiA*s distinctive catalog design. dELiA*s reaches out to its target audience through its colorful, high-impact catalogs, which are designed to resemble a youthful fashion digest and to enhance the dELiA*s brand identity. The Company believes that successfully establishing strong relationships with its target customers through its catalogs will enable dELiA*s to leverage its name and database to develop additional distribution channels and complementary product offerings in the future. These opportunities may include licensing the dELiA*s brand, publishing spin-off catalogs, developing a non-traditional, youth-oriented magazine (or 'zine), developing other traditional or electronic publishing ventures and opening retail stores.

     Build Proprietary Customer Database. The Company believes the dELiA*s proprietary customer database, which includes demographic data as well as purchasing patterns and preferences, would be difficult for competitors to replicate, primarily because it consists mostly of names of persons who specifically requested the dELiA*s catalog and which may not be available through purchased or rented lists. The Company also believes this proprietary database offers opportunities for cross-marketing, sales of new products and the development of additional distribution channels. The Company\'s proprietary database currently includes approximately 1.8 million house names, including approximately 456,000 customers (as of April 30, 1997) who had made at least one purchase from the Company within the preceding 36 months. During the first three months of fiscal 1997, approximately 397,000 new names were added to the Company's database. The database has been developed primarily through referrals, word-of-mouth, returns of catalog request cards and targeted classified advertising in selected magazines, including Seventeen and YM. Over 90% of the names in the database have been derived from these sources. The Company believes that its database yields response rates that exceed average response rates for the consumer catalog industry.

     Invest in Customer Service Infrastructure. During fiscal 1996 and the first three months of fiscal 1997, the Company made significant investments in integrated, state-of-the-art telephone and management information systems. These systems allow teleservice representatives to provide real-time product availability and order status information to customers and to monitor sales patterns and inventory levels closely. In addition, the Company has expanded its customer service operations, including an increase in the number of its teleservice representatives from approximately 50 on February 1, 1996 to approximately 225 on April 30, 1997. The Company focuses on hiring and training energetic, service-oriented teleservice representatives who can understand and relate to dELiA*s customers, with the goals of providing a convenient shopping experience, offering useful product information and promoting customer loyalty.

Merchandising and Marketing

     dELiA*s offers a carefully edited assortment of recognized and emerging brands of teen apparel and accessories, complemented by dELiA*s-branded merchandise. The Company believes teens are very brand-conscious, particularly in their apparel choices, and rely on their favorite brands to help them project an image to their peers. The Company monitors leading young women's magazines (including Teen, Seventeen and YM), television channels (such as MTV) and other trend-setting media to identify brands and styles that it believes are attracting the attention of the teen market. The Company's buyers regularly attend apparel shows and meet with vendors and, in some cases, the editorial staffs of young women's magazines, to stay abreast of popular brands, fashions and styles.

     The Company's catalogs feature a broad assortment of merchandise, ranging from basics, such as jeans, shorts and t-shirts to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics to enable its customers to fulfill many of their fashion needs. The Company presents coordinated outfits in its catalogs that reflect dELiA*s style. Merchandise is presented in a manner designed to encourage customers to create their own outfits. The Company believes the presentation of coordinated outfits increases average order size and enhances sales.

     The following table sets forth the principal product categories offered by dELiA*s and the percentage of the Company's net sales in the first three months of fiscal 1997 from its 1997 catalogs represented by each category.

                     Percentage of Net Sales
                        from 1997 Catalogs
Product Category     (through April 30, 1997)
-------------------  --------------------------
Apparel   .........               71.7%
Footwear  .........               16.2%
Accessories  ......                8.4%
Cosmetics .........                3.7%
                               -------
                                 100.0%

     In the fall of 1995, the Company began to market products under the dELiA*s brand name. Currently, dELiA*s-branded products consist primarily of cosmetics, t-shirts and footwear. Approximately 26% of the Company's net sales (through April 30, 1997) from its 1997 catalogs was attributable to dELiA*s-branded products.

     The Company seeks to develop strong relationships with numerous vendors and designers in order to maintain ongoing access to recognized and emerging brands. A typical dELiA*s catalog features merchandise from a diverse group of more than 75 vendors. The Company believes the strong customer acceptance of its catalog helps make the Company a preferred outlet for certain of its vendors, some of which occasionally provide the Company with merchandise on an exclusive basis. Brands currently offered through dELiA*s catalogs include nationally recognized names, such as Carter's and Vans, as well as brands recognized within the teen market, including Free People (Urban Outfitters) and Roxy (Quiksilver). dELiA*s also strives to obtain merchandise from emerging designers, a strategy the Company believes differentiates dELiA*s from other retailers and helps to establish dELiA*s as a fashion resource for girls and young women. Emerging brands in the Company's catalog currently include Dollhouse, Dawls, Greed Girl, Yak Pak and 26 Red Sugar. Eleven vendors have accounted for approximately 51% of the net sales generated by the Company's spring 1997 catalogs. Apparel produced by Urban Outfitters accounted for approximately 11% of gross sales for the first three months of fiscal 1997. No other supplier's products accounted for more than 10% of net sales in that period. However, the Company believes that a limitation on its ability to obtain products from significant suppliers could have a material adverse effect on the Company. Approximately 35% of the Company's net sales in the first three months of fiscal 1997 were of products the Company believes were manufactured outside the United States.

Catalogs

     dELiA*s catalogs are designed to create a distinctive and entertaining shopping experience and to offer customers more than the typical apparel catalog by combining the feel and editorial flair of a teen-focused fashion magazine with the convenience of direct mail shopping. The catalogs feature teen models whose expressions and poses convey the dELiA*s attitude. The catalogs are filled with colorful, eye-catching layouts and creative "catch phrases." For example, on a typical page, coordinated outfits featuring plaids and stripes appear beside the editorial soundbite, "oPPositeS AtTract & AbsTrAcT & DeTrAcT
& SuBtRaCt & inTeRaCt. oK." Similarly, the headline on a page featuring dELiA*s neon and metallic-colored makeup reads, "MakIn' uP Is nOt hARd tO
Do."

     dELiA*s catalogs are created and produced in-house by the Company's designers, with the assistance of free- lance photographers and production artists. These in-house capabilities allow the Company to control its catalog production schedule, decreasing the lead times necessary to produce catalogs and reducing the costs of preparing for printing. These capabilities also provide the Company with greater flexibility and creativity in catalog production and merchandise selection.

     In fiscal 1996, the Company published six catalog editions. The Company anticipates publishing eight catalog editions in fiscal 1997. A typical catalog, which follows a magazine-type format, contains approximately 50 pages and 650 stock-keeping units ("SKUs"). The Company's four principal seasonal catalogs are mailed to persons listed in the Company's proprietary database, as well as to persons from rented lists, and the Company also mails supplemental catalog editions to a more select group. In addition, the Company arranges for bulk distribution of its catalogs on college campuses. In fiscal 1996, the Company mailed two sale circulars. These four-page circulars featured over 200 SKUs. The Company may from time to time in the future mail additional sale circulars.

     In fiscal 1996, the Company distributed approximately 8 million catalogs in all 50 states. The Company distributed approximately 4.8 million catalogs in the first three months of fiscal 1997 and intends to distribute in excess of 20 million in fiscal 1997. The Company believes it can leverage its proprietary database to develop additional targeted mailings to specific customer segments, and intends to begin more frequent mailings of supplemental catalogs to repeat customers.

     The Company began to distribute catalogs in Japan in fiscal 1996 and has increased its distribution of catalogs in Japan in fiscal 1997. These catalogs are mailed directly to Japanese customers and are also being distributed through an arrangement with a direct marketing division of Sony Corporation. The Company began to distribute its catalogs in Canada in fiscal 1997.

Operations

     The primary components of the Company's operations, as described below, include its proprietary database, teleservices and order entry, customer service and returns and distribution and fulfillment.

     Proprietary Database Development. The Company has developed its proprietary customer database primarily through referrals, word-of-mouth, returns of catalog request cards and targeted classified advertising in selected magazines, including Seventeen and YM. The Company believes over 90% of the names in the database have been derived from these sources, which the Company believes generate higher response rates than purchased or rented lists. During the first three months of fiscal 1997, approximately 397,000 new names were added to the Company's database. The Company's proprietary database currently includes approximately 1.8 million names, including approximately 456,000 customers (as of April 30, 1997) who had made at least one purchase from the Company within the preceding 36 months. The Company's database contains a person's name, gender, residence, age, family status and historical transaction data (including, among other things, referral source, history of orders, payment method, average order size and product purchase information).

     Teleservices and Order Entry. The Company provides its customers with 24-hour, seven-day-a-week, toll-free telephone access. Approximately 75% of the Company's orders are received by phone and 25% by mail, facsimile and electronic mail. Teleservice representatives process orders directly into the Company's management information system, which provides customer order history and information, product specifications, available substitutes and accessories, expected ship date and order number. The teleservice representatives are provided with a sales script, are versed in product sizes, colors and features and are trained to cross-sell accessories and related products and provide information about promotional items. Teleservice representatives are trained to transfer calls to customer service personnel as appropriate.

     The Company believes its customers are particularly sensitive to the way merchants and salespeople communicate with them. The Company strives to hire energetic, service-oriented teleservice representatives who can understand and relate to customers. Teleservice representatives, many of whom are college students, participate in a training program, which includes a mentor system for working with more experienced personnel. After training, teleservice representatives are monitored to review performance and are re-trained periodically. As teleservice representatives gain experience, they may be trained and promoted in other areas, such as customer service.

     The Company currently has approximately 225 in-house phone stations and recently installed a new state-of- the-art telephone system. The Company's approximately 225 (as of April 30, 1997) full- and part-time teleservice representatives have the capacity to handle approximately 3,000 calls per hour. The Company also uses an outside teleservices provider for overflow orders and orders placed between 3 a.m. and 7 a.m., Eastern Standard Time. The Company processes telephone orders in an average of two to four minutes, depending upon the nature of the order and whether the customer is a first-time or repeat customer.

     Customer Service and Returns. dELiA*s maintains a separate customer service department. Customer service inquiries are principally concerned with order and refund status. Customer service representatives are carefully screened, specially trained and often promoted from within based on level of product knowledge, service ability and order accuracy. The Company has a 45-day unconditional return policy for its products. For the first three months of fiscal 1997, customer returns were approximately 19.8% of gross sales (before exchanges). Return experience is closely monitored to identify trends in product offerings, product defects and quality issues.

     Distribution and Fulfillment. A majority of the Company's orders are shipped within 48 hours of credit approval. In cases in which the order is placed using another person's credit card and it exceeds a specified threshold, the order is shipped only after the Company has received oral confirmation from the cardholder. Customers generally receive orders within three to five business days after shipping. During fiscal 1996, approximately 95% of all shipments were made through United Parcel Service or the United States Postal Service. A shipping and handling fee is charged on each customer order, based on the total price of the order. The Company's fulfillment systems automatically determine the most cost effective method of shipping each order.

     dELiA*s currently uses an unaffiliated, third-party fulfillment contractor to process and fulfill orders. The Company manages this process through two on-site employees. The third-party contractor uses an integrated picking, packing and shipping system via an on-line connection to the Company's in-house server. The system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations. dELiA*s, through this contractor, is currently making an average of 2,500 shipments a day. The Company has given notice to the third-party contractor of its intention to terminate its agreement with the contractor as of June 30, 1997. At that time, the Company intends to begin performing its own order processing and fulfillment operations. For that purpose, the Company has entered into a lease agreement for a warehouse and fulfillment facility in Hanover, Pennsylvania. The Company believes it will have the physical capacity to make 20,000 shipments per shift from its new facility. See "Risk Factors--Transition to New Warehouse and Performance of Fulfillment Services" and "--Properties."

     The Company has excess inventory in varying degrees over the course of the year. Excess inventory is typically greater at the end of the sales life of the Company's summer catalogs (which typically carry over a substantial number of SKUs from the spring catalogs) and its winter catalogs (which carry over a substantial number of SKUs from the fall catalogs). The Company regularly runs promotional sales of the excess items through sale circulars and through programs targeted at phone-in customers. Products sold through promotional sales to phone-in customers and through the Company's sales circular are typically discounted by 30% to 50% from their standard retail prices. The Company also has used third-party liquidators, tent sales and charitable donations to dispose of excess inventory and may consider other liquidation options in the future. The Company's net sales from excess inventory sold at a discount to retail price in the first three months of fiscal 1997 were approximately $788,000, or approximately 6% of the Company's net sales for that period; the cost of those goods sold at a discount to retail price was approximately $504,000. In addition, the Company maintains a reserve against anticipated losses due to liquidation of additional unsold inventory. As the Company's sales increase, the Company anticipates maintaining higher inventory levels in an effort to continue to maintain satisfactory fulfillment rates for its catalog customers.

Intellectual Property

     The dELiA*s name and logo have been registered by the Company with the U.S. Patent and Trademark Office. Other applications for registration of the Company's trademarks, including the daisy ("*") symbol, are currently pending in the United States and Japan, and the Company intends to protect its trademarks in other international territories. The Company also uses the trademarks, trade names, logos and endorsements of its suppliers with their permission. The Company is not aware of any pending material conflicts concerning its marks or its use of others' intellectual property rights.

Competition

     The apparel and accessories industries are highly competitive, and the Company expects competition in these markets to increase. The Company competes with traditional department-store retailers, as well as specialty apparel and accessory retailers, for teen and young-adult customers. The Company also competes with other direct marketers, some of which may specifically target the Company's customers. Many of the Company's competitors are larger and have substantially greater financial, distribution and marketing resources than the Company.

     There are few barriers to entry in the teen apparel and accessories market and the Company believes that its recent success in this market has attracted the attention of other catalogers, as well as store-based retailers and apparel manufacturers, some of which are likely to enter this market. The Company also could face competition from manufacturers of apparel and accessories (including the Company's current vendors), who could market their products directly to retail customers or make their products more readily available in retail stores or through other catalogs. In addition, competitors could enter into exclusive distribution arrangements with the Company's vendors and deny the Company access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on the Company.

     The Company expects that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures by the Company. There can be no assurance that the Company will remain competitive in response to technological changes.

Employees

     As of April 30, 1997, the Company had approximately 294 employees, of which 13 held executive and administrative positions, seven were employed in finance and development, 32 were employed in supervisory sales and customer service, 12 were employed in product acquisition and planning, approximately 225 were employed in teleservice operations and five were employed in catalog production. None of the Company's employees is represented by a collective bargaining unit. The Company considers its relations with its employees to be good.

Properties

     The Company leases its New York offices at 435 Hudson Street, New York, New York, which occupy approximately 30,000 square feet. The lease expires in 2007.

     The Company has entered into a lease agreement for 117,200 square feet of warehouse and distribution space in Hanover, Pennsylvania. The term of the lease commences on June 1, 1997 and expires on June 30, 2000. The Company has two three-year renewal options. See "Business--Operations--Distribution and Fulfillment."

     The Company's current third-party fulfillment contractor provides warehouse space near Lancaster, Pennsylvania to the Company for inventory storage. The Company neither owns nor leases such warehouse space; the cost of the warehouse space is included in the total fee paid by the Company to the third-party fulfillment contractor. The Company has given notice to the third-party fulfillment contractor of its intention to terminate its agreement with the contractor in summer 1997.

     The Company believes its facilities are well-maintained and in good operating condition and are adequate for its present level of operations.

Legal Proceedings

     The Company is not involved in any legal proceedings that management believes would have a material adverse effect on the Company's financial position or results of operations.

                                  MANAGEMENT

Executive Officers and Directors

     Executive officers and directors of the Company and their ages as of May 15, 1997 are as follows:

Name                                 Age      Position
---------------------------------   ------   ----------------------------------------------------
Stephen I. Kahn (1)(2)  .........    31       Chairman of the Board, Chief Executive Officer,
                                              President and Director
Christopher C. Edgar ............    31       Executive Vice President, Chief Operating Officer
                                              and Director
Evan Guillemin ..................    32       Chief Financial Officer
S. Roger Horchow (1)(3) .........    68       Director
Sidney S. Kahn (2)   ............    60       Director
Geraldine Karetsky   ............    56       Director
Joseph J. Pinto (1)(2)(3)  ......    64       Director

------------

(1)  Member of Audit Committee.

(2)  Member of Compensation Committee.

(3)  Member of 1996 Stock Incentive Plan Committee.

     Stephen I. Kahn has served as President and Chief Executive Officer of dELiA*s since co-founding the Company in 1993 and has served as Chairman of the Board of Directors since October 1996. Prior to the Reorganization, he served as a member of the board of managers of dELiA*s LLC (a predecessor of the Company). Prior to that, he worked at PaineWebber Group, Inc., an investment banking and brokerage firm, first as a management associate (from 1988 to 1989) and then as an associate in the merchant banking group (from 1989 to 1993). In the merchant banking group, he was involved in the acquisition, marketing and restructuring of the firm's portfolio investments, including apparel and retailing properties. He also served as a director of Hawthorne Broadcasting Corp., a PaineWebber portfolio company engaged in the ownership and operation of radio stations. Mr. Kahn holds a B.A. from Yale College, an M.A. from Oxford University and an M.B.A. from Columbia Business School.

     Christopher C. Edgar has served as Executive Vice President of dELiA*s and as dELiA*s Chief Operating Officer since co-founding the Company in 1993 and joined the Board of Directors of the Company in October 1996. Prior to the Reorganization, he served as a member of the board of managers of dELiA*s LLC. Mr. Edgar oversees catalog publishing, marketing, merchandising and inventory management. From 1992 to 1993, Mr. Edgar was a Nicholson Fellow and student in the doctoral program in comparative literature at Columbia University. From 1989 to 1992, he worked as an analyst for SNL Securities, a financial industry information service, and as a journalist for the Charlottesville Observer. Mr. Edgar received a B.A. from Yale College and an M.A. from Columbia University.

     Evan Guillemin has served as Chief Financial Officer and Treasurer of dELiA*s since July 1996. Prior to joining the Company, he served briefly, first as an associate with and later a director of acquisitions for, K-III Communications Corporation, a media investment company. From 1992 to 1994, he was executive vice president of The New York Observer Co., with responsibility for the sales, marketing and finance for that company's regional newspaper group. Prior to that, he helped start SDC Publishing Co., a financial publishing unit of Thomson Corporation, where he served as an editor and helped manage new product development and acquisitions from 1989 to 1992. Mr. Guillemin received a B.A. from Yale College and an M.B.A. from Harvard Business School.

     S. Roger Horchow joined the Board of Directors of the Company in October 1996. He was the founder and chairman of the Horchow Collection, a direct marketer of specialty home and fashion products, from 1971 until 1990. Mr. Horchow was vice president of mail order for Neiman Marcus Group, Inc. from 1969 to 1971. Mr. Horchow has been a director of Fieldcrest Cannon, Inc., a manufacturer of home-furnishing textile products, since 1994. He is also a director of Public Radio International, Smithsonian Institution and serves on the Board of Governors of the Yale University Art Gallery. He has been chairman of R. Horchow Productions, Inc., a theatrical production company, since 1990 and served as a merchandise consultant to Sotheby's, an auctioneer of art and collectibles, from September 1996 to March 1997. Mr. Horchow received a B.A. from Yale College.

     Sidney S. Kahn served as a member of the board of managers of dELiA*s LLC since its founding and joined the Company's Board of Directors in October 1996. He has been a private investor specializing in venture capital investments since 1987. From 1977 to 1987 he was a senior officer of E.F. Hutton & Co., Inc., a wholly-owned subsidiary of the E.F. Hutton Group, Inc., and from 1966 to 1977 he was a managing director and partner of Lehman Brothers. He has been a director of Orion Network Systems, Inc., an operator of satellite-based communications systems services, since 1990 and a number of privately held corporations, including Telogy Networks, Inc., a communications software developer. He received a B.A. from Yale College and is a member of the Board of Governors of the Yale University Art Gallery.

     Geraldine Karetsky served as a member of the board of managers of dELiA*s LLC since 1994 and joined the Company's Board of Directors in October 1996. She is a private investor and venture capitalist. She received a B.A. from Smith College.

     Joseph J. Pinto joined the Board of Directors of the Company in November 1996. He is a private investor. Since 1981, Mr. Pinto has been a director and officer of Sefinco Ltd. (and a predecessor), the U.S.-based private investment affiliate of Entrecanales Y Tavora SA, a Spanish conglomerate with interests in construction and merchant banking. Sefinco's investments have included Loehmann's, Inc., a specialty retailer of women's fashion apparel, on whose board Mr. Pinto served from 1988 to 1992. From 1973 to 1981, Mr. Pinto was chairman of the finance committee of Sea Containers Ltd., a container lessor of which Mr. Pinto was a founder and a director from 1967 to 1986. From 1961 to 1973, he was engaged in merchant banking in France and Spain with Pinto & Co., a family-owned investment firm. Mr. Pinto received a B.A. from Yale College.

     Sidney S. Kahn is Stephen I. Kahn's father. Ms. Karetsky is Stephen I. Kahn's aunt and Sidney S. Kahn's sister. There are no other family relationships among the directors and executive officers of the Company.

Key Employees

     Charlene Benson has been Creative Director of dELiA*s since the fall of 1994. Prior to joining the Company, she was art director of Mademoiselle from 1991 to 1994. She has received awards from the Society of Publications for her work in US magazine, GQ and The Sunday New York Times.

     Karen Christensen has been a Senior Vice President and Controller of the Company since January 1995. Prior to joining the Company, Ms. Christensen practiced law with the firm of Certilman Balin Adler & Hyman in 1994. From 1993 to 1994, she was a director of international sales at Masten-Wright Incorporated, an international marketing firm. From 1990 to 1993, she attended law school.

     Ilka Eberly has been Buying Manager of dELiA*s since July 1996. Prior to joining the Company, Ms. Eberly was a divisional merchandise manager of Urban Outfitters, where she worked from 1990 to 1996.

     Lisa Higgins joined dELiA*s in 1994 as one of the original buyers and is currently Senior Vice President of Merchandising of the Company. Prior to joining the Company, Ms. Higgins worked in the retailing division of Esprit from 1990 until 1992. From 1992 to 1994, Ms. Higgins was an officer and director of a non-profit institution in Colorado.

     David Lerner has been Vice President of Marketing of dELiA*s since December 1996. Prior to joining the Company, Mr. Lerner was the director of marketing for Brownstone Studio, a women's catalog company, and held marketing positions with Hanover Direct, another catalog company, from 1993 to 1994 and with the catalog division of The Walt Disney Company from 1991 to 1993.

     Kate Mortell has been Director of Print Manufacturing of dELiA*s since March 1997. Prior to joining the Company, Ms. Mortell worked for Lord & Taylor from 1992 to 1997 as a production/quality control manager for its direct mail and advertising programs.

     Alex S. Navarro has been Senior Vice President-Development and Legal Affairs, General Counsel and Secretary of dELiA*s since April 1997. Prior to joining the Company, Mr. Navarro was associated with the law firm of Proskauer Rose Goetz & Mendelsohn LLP from 1994 until 1997. From 1993 to 1994, Mr. Navarro was a law clerk to the Hon. Robert J. Wilentz, Chief Justice of the Supreme Court of New Jersey. From 1990 to 1993, he attended law school.

     Mary Obert has been Apparel Production Manager of dELiA*s since August 1996. Prior to joining the Company, she was a production designer at Planet Claire from 1995 to 1996 and a production manager and assistant designer at Living Doll from 1992 to 1995.

     Julie Scott has been Vice President of International Marketing of dELiA*s since September 1996. Between 1990 and 1996, she worked in client acquisitions at Abacus Direct Corp., a database marketing company, as well as in licensing and sales in Japan at a variety of companies including Marvel Comics, Calvin Klein, Hermes and Dentsu.

     Kent Trowbridge has been Senior Vice President and Director of Operations of dELiA*s since February 1995. From 1994 to 1995, Mr. Trowbridge was a market strategist at Josephthal, Lyon and Ross. From 1993 to 1994, he was a research analyst and money manager at Sherwood Securities. From 1992 to 1993, he was an independent financial consultant.

     Seth Walter has been Senior Vice President of Inventory Management (formerly Vice President) of dELiA*s since November 1995. Prior to joining the Company, Mr. Walter was an inventory manager at Williams-Sonoma, where he worked from 1990 to 1995.

Board Meetings

     During fiscal 1996, the board of directors held one meeting. Each member of the board was present, and each member of the board who sits on a committee of the board was present at each meeting of that committee during such period.

Board Committees

     Audit Committee. The Audit Committee, a majority of whose members are directors who are neither members of the Company's management nor members of the Kahn family, makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Compensation Committee approves the salaries and other benefits of the executive officers of the Company and administers certain compensation plans of the Company. In addition, the Compensation Committee is authorized to consult with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

     1996 Stock Incentive Plan Committee. The 1996 Stock Incentive Plan Committee, consisting solely of directors who, to the extent legally required, qualify as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended, and as "non-employee directors" under Rule
16b-3(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), administers the Company's 1996 Stock Incentive Plan (the "Incentive Plan").

Board Elections

     The Company's board of directors is divided into three classes. Directors of each class are elected at the annual meeting of stockholders held in the year in which the term for the class expires and will serve thereafter for three years. See "Description of Capital Stock-Anti-Takeover Effect of Provisions of the Certificate of Incorporation and Bylaws." The terms of each of the current directors of the Company are as follows: term expiring in 1997--S. Roger Horchow and Joseph J. Pinto; term expiring in 1998--Sidney S. Kahn and Geraldine Karetsky; and term expiring in 1999--Christopher C. Edgar and Stephen I. Kahn.

Director Compensation

     The Company pays its directors who are neither employees of the Company nor members of the Kahn family $1,500 for each directors' meeting and each committee meeting attended (plus reimbursement for out-of-pocket expenses). Under the Incentive Plan, each non-employee director who is not a member of the Kahn family was granted an option to purchase 40,000 shares of Common Stock at an exercise price per share equal to the IPO price. All options granted to non-employee directors will become exercisable at the rate of 20% on each of the first five anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will cease to be exercisable ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan) and, in the case of directors elected prior to November 15, 1996 who are neither members of the Company's management nor members of the Kahn family, upon a termination of directorship other than for cause or as a result of a refusal to stand for re-election, all options (which have not yet expired) will automatically become exercisable. Directors who are employees of the Company or members of the Kahn family are not compensated for services as directors. See "--Options/SAR Grants and Exercises."

Executive Compensation

     Stephen I. Kahn, the Company's Chairman of the Board, President and Chief Executive Officer received $20,000 in salary in fiscal 1995 and $37,773 in salary and a bonus of $35,000 in fiscal 1996. He did not receive any other compensation from the Company in fiscal 1995 or fiscal 1996, and did not receive any compensation during fiscal 1994. The aggregate dollar value of all perquisites and other personal benefits, securities or property awarded to, earned by or paid to Mr. Kahn did not exceed the lesser of $50,000 or 10% of his total annual salary during any fiscal year. No officer of the Company received $100,000 or more in salary and bonus in fiscal 1996.

Options/SAR Grants and Exercises

     During fiscal 1996, the Company granted Evan Guillemin, Chief Financial Officer of the Company, an option to purchase 250,000 shares of Common Stock at an exercise price of $11.00 per share, the fair market value on the date of grant. The option constitutes 82.3% of the total number of options and stock appreciation rights ("SARs") granted to the Company's employees during such period. The option expires on July 21, 2007. The potential realizable values of the option, assuming the market value of the Common Stock appreciates from the date of grant at a 5% annualized rate, and at a 10% annualized rate, are $1,729,000 and $4,383,000, respectively. The value of the option, based on a closing price of $25.00 per share of Common Stock on May 15, 1997, was $3,500,000.

     No other executive officer of the Company held any options or SARs, and no executive officer exercised any option or SAR, during fiscal 1996.

     Concurrent with the Reorganization, the Company approved and adopted the Incentive Plan, which provides for the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. Awards may be granted singly, in combination or in tandem, as determined by a committee of the Company's board of directors.

     Under the Incentive Plan, two independent non-employee directors were granted, at the time of the IPO, an option to purchase 40,000 shares each of Common Stock at an exercise price per share equal to the IPO price. All options granted to non-employee directors will become exercisable at the rate of 20% on each of the first five anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will cease to be exercisable ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan), all options (which have not yet expired) will automatically become exercisable.

     In addition, options to purchase an aggregate of 53,750 shares of Common Stock were granted to sixteen employees of the Company at the time of the IPO. These options will become exercisable over a period of one to three years after the date of the IPO and expire after 10 years. The exercise price per share of the options that were granted at the time of the IPO is equal to the IPO price.

     In the three months ended April 30, 1997, options to purchase an aggregate of 198,000 shares of Common Stock were granted to five employees of the Company. These options will become exercisable over a period of one to five years from the date of grant. The exercise price per share of each such option is equal to the fair market value of the Common Stock on the date of grant.

Employment Agreements

     Messrs. Kahn and Edgar (the "Executives") have entered into three-year agreements with the Company providing for the continuation of their employment as Chairman of the Board and President and as Chief Operating Officer and Executive Vice President, respectively, at minimum salaries of $100,000 a year for each Executive, subject to annual upward adjustment in proportion to the increase in the consumer price index plus such increases in salary and such bonuses as the board of directors may from time to time approve. If an Executive dies, or, as a result of disability, is unable to perform substantially all his duties for a period of nine consecutive months, the Company may terminate his employment (not earlier than 30 days and not later than 90 days after the expiration of the nine-month period), in which event the Executive (or his heirs or estate) will be entitled to his salary for the remainder of the term of the agreement. Evan Guillemin has entered into an employment agreement with the Company providing for the continuation of his employment as Chief Financial Officer, at a salary of $100,000 a year, on substantially the same terms and conditions as the Executives, except that the term of Mr. Guillemin's agreement will expire on July 31, 2001.

Compensation Committee Interlocks and Insider Participation

     Prior to the completion of the IPO in December 1996, compensation policies and decisions, including those relating to salary, bonuses and benefits of executive officers, had been set or made by the board of directors. Upon completion of the IPO, the board of directors created a Compensation Committee, which recommends to the board the compensation to be paid to the Company's executive officers. Awards made under the Incentive Plan are approved by the 1996 Stock Incentive Plan Committee of the board of directors. See "-Board Committees."

     The Compensation Committee currently consists of Sidney S. Kahn, Stephen I. Kahn and Joseph J. Pinto. Stephen I. Kahn is the Chief Executive Officer and President of the Company. Sidney S. Kahn is Stephen I. Kahn's father. The 1996 Stock Incentive Plan Committee currently consists of S. Roger Horchow and Mr. Pinto. Other than the foregoing, there were no compensation committee interlocks or insider participation during fiscal 1996.

                             CERTAIN TRANSACTIONS

     Immediately prior to the IPO, the Company and dELiA*s LLC, a predecessor, engaged in a reorganization transaction (the "Reorganization"), pursuant to which dELiA*s LLC contributed its assets to dELiA*s Inc. and dELiA*s Inc. assumed, and agreed to pay, perform and discharge, all liabilities of dELiA*s LLC (except for income tax liabilities). From March 8, 1995 until the Reorganization, the dELiA*s business had been operated within a limited liability company, the members of which, rather than the entity itself, were responsible for payment of taxes on the business's income. Since the Reorganization, the business has been operated within the Company, a C corporation, which is responsible for the payment of taxes. dELiA*s LLC made non-interest-bearing loans to Stephen I. Kahn and Christopher C. Edgar, each of whom is a director and officer of the Company, in amounts estimated to equal the taxes on the portion of the income of dELiA*s LLC that was attributed to them by virtue of their respective ownership interests in dELiA*s LLC. Those loans, each of which was for less than $60,000, were repaid by Mr. Kahn and Mr. Edgar after the completion of the IPO. In addition, the Company made a non-interest-bearing loan of $50,000 to Evan Guillemin to finance Mr. Guillemin's acquisition of an equity interest in dELiA*s LLC.

     In connection with the Reorganization, certain members of dELiA*s LLC received payment of a distribution in an aggregate amount of $4.0 million (the "LLC Distribution").

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information as of May 15, 1997 with respect to the Common Stock beneficially owned by (i) each person known by the Company to be the beneficial owner of more than 5% of the shares of Common Stock, (ii) each Selling Stockholder, (iii) each director individually, (iv) each executive officer individually and (v) all executive officers and directors as a group.

                                                   Shares Beneficially                       Shares Beneficially
                                                         Owned                                      Owned
Name and Address                                   Prior To the Offering                      After the Offering
------------------------------------------------  ------------------------    Shares        -----------------------
5% Stockholders                                     Number      Percent     Offered (1)       Number      Percent
------------------------------------------------  ------------  ----------  --------------  ------------  ---------
Stephen I. Kahn (2)  ...........................     8,298,219        69.1%       405,438      7,413,852      57.0%
 435 Hudson Street
 New York, New York 10014
Geraldine Karetsky (3)  ........................     1,382,814        11.5        134,402      1,198,412       9.2
 1660 Silverking Drive
 Aspen, Colorado 81611
Sidney S. Kahn (3)   ...........................     1,101,164         9.2         69,792        981,732       7.6
 14 East 60th Street
 New York, 10022
Christopher C. Edgar (4)(5)   ..................       668,855         5.6         79,364        596,092       4.6
 435 Hudson Street
 New York, New York 10014
Robert Karetsky (6)  ...........................       617,626         5.1         67,190        550,436       4.2
 435 Hudson Street
 New York, New York 10014

Other Executive Officers and Directors
-----------------------------------------------
Evan Guillemin (7)   ...........................       103,591           *         11,269         92,322         *
S. Roger Horchow (8) ...........................             -           *              -              -         *
Joseph J. Pinto (8)  ...........................        10,000           *              -         10,000         *
Directors and executive officers as a group
 (7 individuals)  ..............................     9,080,665        75.7        494,737      8,105,665      62.3

Other Selling Stockholders
-----------------------------------------------
Robin Kahn  ....................................       168,529         1.4         18,334        150,195       1.2
Jeffrey Kahn   .................................       168,529         1.4         18,334        150,195       1.2
Anne Kahn   ....................................       168,529         1.4         18,334        150,195       1.2
Andrew Karetsky   ..............................       168,529         1.4         18,334        150,195       1.2
Jennifer Karetsky ..............................       168,529         1.4         18,334        150,195       1.2
The Ruth Kahn Trust f/b/o Sidney S. Kahn  ......       147,356         1.2         50,000         97,356         *
Andrew Block, Jr. ..............................       114,906         1.0         12,500        102,406         *
Bear Partners  .................................       114,906         1.0         12,500        102,406         *
Maxine Kahn ....................................        68,944           *          7,500         61,440         *
Elizabeth May  .................................        22,981           *          2,500         20,481         *
Arlene Epstein .................................         9,192           *          1,000          8,192         *
Joanna Bober   .................................         9,192           *          1,000          8,192         *
Karen Christensen (5)   ........................             -           *         10,775              -         *
Kent Trowbridge (5)  ...........................             -           *         21,550              -         *
Elizabeth Higgins (5)   ........................             -           *         18,856              -         *
Seth Walter (5)   ..............................             -           *          2,694              -         *

----------------

* Less than 1%.

(1) In the event that the Underwriters exercise the over-allotment option, up to an additional 300,000 shares of Common Stock may be sold as follows: Stephen
    I. Kahn--121,611 shares; Geraldine Karetsky--40,314 shares; Sidney S. Kahn--35,932 shares; Christopher C. Edgar--23,805 shares; Robert Karetsky--20,154 shares; Evan Guillemin--3,380 shares; Robin Kahn--5,499 shares; Jeffrey Kahn--5,499 shares; Anne

    Kahn--5,499 shares; Andrew Karetsky--5,499 shares; Jennifer Karetsky--5,499 shares; Andrew Block, Jr.--3,750 shares; Bear Partners--3,750 shares; Maxine Kahn--2,250 shares; Elizabeth May--750 shares; Arlene Epstein--300 shares; Joanna Bober--300 shares; Karen Christensen--3,232 shares; Kent Trowbridge--6,464 shares; Elizabeth Higgins--5,656 shares; Seth Walter--857 shares.

(2) Includes 3,726,874 shares of Common Stock (3,321,436 after this offering) directly owned by Mr. Kahn and 4,571,345 shares of Common Stock (4,085,815 after this offering) that Mr. Kahn has the sole power to vote pursuant to a stockholders agreement and agreements with certain employees who are holders of restricted stock, over which Mr. Kahn also has the shared power to restrict the disposition of 3,916,394 of those shares (3,491,340 after this offering).

(3) Includes 147,356 shares of Common Stock (97,356 shares after this offering) owned by Mr. Kahn and Ms. Karetsky as trustees for The Ruth Kahn Trust f/b/o Sidney Kahn, as to which shares Mr. Kahn and Ms. Karetsky have the shared power to dispose of.

(4) Does not include 60,677 shares of Common Stock (54,076 shares after this offering) owned by Mr. Edgar subject to the Company's Restricted Stock Plan, which Mr. Edgar does not have the power to vote or dispose of.

(5) Each of Mr. Edgar, Ms. Christensen, Mr. Trowbridge, Ms. Higgins and Mr. Walter is an employee of the Company. See "Management." Each is the record holder of a certain number of shares of Common Stock pursuant to the Company's Restricted Stock Plan, but, pursuant to the terms of the Restricted Stock Plan, did not, as of May 15, 1997, have the right to vote or dispose of such Common Stock, and thus does not beneficially own such shares. Concurrently with the closing of this offering, the Company will accelerate the vesting of the number of shares set forth beside each such employee's name under the Shares Offered column (except in the case of Mr. Edgar, for whom the Company will accelerate the vesting of 6,601 shares) for the purpose of allowing each such employee to sell such shares in this offering.

(6) Robert Karetsky formerly served as a Senior Vice President of the Company.

(7) Does not include 250,000 shares of Common Stock issuable pursuant to a stock option agreement between Mr. Guillemin and the Company. Pursuant to that agreement, Mr. Guillemin's option does not begin to become exercisable until July 21, 1997.

(8) Does not include 40,000 shares of Common Stock issuable pursuant to options granted pursuant to the Company's 1996 Stock Incentive Plan which do not begin to become exercisable until December 18, 1997. See
    "Management-Director Compensation."

Family Stockholders Agreement

     Certain members of Stephen I. Kahn's family and trusts for the benefit of such persons (the "Family Holders"), Stephen I. Kahn and the Company have entered into the Family Stockholders Agreement which, subject to certain exceptions, prohibits the Family Holders from transferring the shares of Common Stock they own until December 18, 1999. Thereafter, the Family Holders will be able to transfer such shares in accordance with the limitations imposed on "affiliates" under Rule 144 under the Securities Act. In addition, the
Family Stockholders Agreement gives Stephen I. Kahn the right to vote all the shares of Common Stock owned by the Family Holders on all matters that come before the stockholders of the Company. The Company believes the Family Holders, collectively, owned 32.6% of the outstanding Common Stock as of May 15, 1997 and will own 26.9% of the outstanding Common Stock upon the completion of this offering. The Family Stockholders Agreement will expire on December 18, 2007.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock having a par value of $.01 per share and 1,000,000 shares of Preferred Stock having a par value of $.01 per share.

     The following description of the Company's capital stock and certain provisions of the Company's certificate of incorporation and bylaws is qualified in its entirety by the provisions of the certificate of incorporation and bylaws (which are included as exhibits to the Registration Statement of which this Prospectus is a part) and the General Corporation Law of the State of Delaware.

Common Stock

     There will be 13,002,977 shares of Common Stock outstanding after the completion of this offering. In addition, an aggregate of 1,500,000 shares of Common Stock are reserved for issuance under the Incentive Plan and a non-plan stock option agreement between the Company and an executive.

     All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the Common Stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of undesignated Preferred Stock that may be designated, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

Preferred Stock

     The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions (which may differ with respect to each series) as the board may fix by resolution.

     The board of directors is empowered to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the board of directors, without stockholder approval, may issue shares of Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

     At present, no shares of Preferred Stock are outstanding and the Company has no present plans to issue any shares of Preferred Stock.

     The undesignated Preferred Stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue such shares as a dividend to holders of Common Stock or place such shares privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the undesignated Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

Certain Provisions of Delaware Law

     The Company is subject to the provisions of section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

Anti-takeover Effect of Provisions of the Certification of Incorporation and Bylaws

     Certain provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited, acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and of preventing changes in the management of the Company.

     Restrictions on Certain Business Combinations. The Company's certificate of incorporation provides that if stockholder approval is required for the adoption of any agreement for the merger or consolidation of the Company with another corporation or for the sale, lease, transfer or exchange of all or substantially all the assets of the Company, then the affirmative vote of the holders of at least 66-2/3% of the shares entitled to vote on the matter will required to approve such action.

     Election and Removal of Directors. The Company's board of directors is divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. See "Management-Board Elections." At least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's board of directors. Any director may be removed with or without cause at any time by the affirmative vote of the holders of at least 66-2/3 of the shares entitled to vote at a special meeting of stockholders called for that purpose and the vacancies thus created may be filled at that same meeting by the affirmative vote of the holders of at least 66-2/3% of the shares entitled to vote at such meeting. Ordinary vacancies in the board of directors may also be filled by the affirmative vote of the holders of at least 66-2/3% of the shares entitled to vote in the election of directors.

     Vote Required to Amend or Repeal Certain Provisions of the Certificate of Incorporation and Bylaws. The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Company's certificate of incorporation requires the affirmative vote of the holders of at least 66-2/3% of the shares entitled to vote in the election of directors to amend or repeal certain of its provisions. A vote of not fewer than 66-2/3% of the holders of shares entitled to vote in the election of directors is required to amend or repeal the Company's bylaws. The bylaws may also be amended or repealed by a vote of not fewer than 66-2/3% of the board of directors, provided that the board of directors may not amend or repeal any bylaw adopted by the stockholders of the Company. Any such vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

     Stockholder Meetings. Only a majority of the Company's board of directors excluding those directors affiliated with or elected by an interested stockholder), the chairman of the board, the vice chairman of the board or the president of the Company will be able to call an annual or special meeting of stockholders. In addition, stockholders may take any action by written consent.

     Requirements for Advance Notification of Stockholder Nomination and Proposals. The Company's certificate of incorporation establishes advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, 13,002,977 shares of Common Stock will be outstanding and 1,500,000 shares of Common Stock will be reserved for issuance upon the exercise of outstanding stock options pursuant to the Incentive Plan and a non-plan stock option agreement between the Company and an executive. Of these shares, a total of 4,702,500 shares, including all of the shares of Common Stock sold in this offering, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 8,300,477 outstanding shares of Common Stock are "restricted securities" for purposes of' Rule 144 (the
"Restricted Securities") and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration (including pursuant to Rule
144).

     The Company cannot predict the effect, if any, sales of shares of Common Stock or the availability of shares for sale will have on the market price from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market following completion of this offering could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital.

Sales of Restricted Shares

     None of the Restricted Securities will be eligible for resale in the public market pursuant to Rule 144 immediately after this offering. Moreover, all of the shares of the Restricted Securities (except for 9,192 shares) are subject to lock-up commitments, pursuant to which these shares may not be sold publicly during the Lock-Up Period without the prior written consent of Hambrecht & Quist LLC. These shares consist of an aggregate of 8,227,000 shares that are subject to Lock-Up Agreements with Hambrecht & Quist LLC and an aggregate of 4,085,815 shares that, after this offering, will be subject to restrictions on transfer contained in the Restricted Stock Plan or the Family Stockholders Agreement, which the Company has agreed with Hambrecht & Quist LLC not to waive during the Lock-Up Period (without the prior written consent of Hambrecht & Quist LLC). Thus, none of the outstanding Restricted Securities held by the Company's existing stockholders will be eligible for sale prior to the expiration or waiver of the Lock-Up Period. Thereafter, all the Restricted Securities may be resold in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration, including pursuant to Rule 144. The Restricted Securities will begin to be eligible for sale under Rule 144 after December 18, 1998.

     In general, under Rule 144(e), as currently in effect, a stockholder (or stockholders whose shares are aggregated), including an affiliate, who has beneficially owned for at least one year shares of Common Stock that are treated as "restricted securities" would be entitled to sell publicly, within any three-month period, up to the greater of 1% of the then outstanding shares of Common Stock (130,030 shares, immediately after the completion of this offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of sale is given, provided certain requirements are satisfied. In addition, affiliates of the Company must comply with additional requirements of Rule 144 in order to sell shares of Common Stock (including shares acquired by affiliates in this offering). Under Rule 144, a stockholder deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by him, and who has beneficially owned for at least two years shares of Common Stock that are treated as "restricted securities," would be entitled to sell those shares, without regard to the foregoing requirements.

     See "Principal and Selling Stockholders."

Registration Rights

     Pursuant to the Family Stockholders Agreement, stockholders holding 3,491,430 shares of Common Stock after this offering have certain rights to have such shares registered for resale under the Securities Act. See "Principal and Selling Stockholders--Family Stockholders Agreement."

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, Oppenheimer & Co., Inc. and Montgomery Securities (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                    Number of
 Name                               Shares
--------------------------------   -----------
 Hambrecht & Quist LLC .........
 Oppenheimer & Co., Inc.  ......
 Montgomery Securities .........
                                   -----------
 Total  ........................    2,000,000
                                   ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $      per share. The Underwriters may allow and such dealers may re-allow a
concession not in excess of $      per share to certain other dealers. After the
public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

     Certain Selling Stockholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Selling Stockholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Stockholders and other stockholders of the Company, including the executive officers and directors, who will own in the aggregate 8,227,000 shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exercisable for or convertible into shares of Common Stock owned by them during the 90-day period following the effective date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 90-day period following the effective date of this Prospectus, except that the Company may grant options under its stock plans and issue securities under, or pursuant to the exercise of options granted under, its stock plans. Hambrecht & Quist LLC in its sole discretion may release any of the shares subject to the lock-up at any time without notice. See "Shares Eligible for Future Sale."

     Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     Hambrecht & Quist LLC and Oppenheimer & Co., Inc. served as co-managing underwriters of the Company's IPO, and received customary discounts and commissions in connection therewith.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the shares of Common Stock offered hereby have been passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     The financial statements as of January 31, 1997 and for the fiscal year ended January 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements as of January 31, 1996 and for each of the two fiscal years in the period ended January 31, 1996 included in this Prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. In consideration of the inclusion of such report, the Company has agreed to indemnify Richard A. Eisner & Company, LLP against any legal costs incurred by it and any damages assessed against it in the event that Richard A. Eisner & Company, LLP becomes a party to, or is threatened with, any litigation resulting from any sale of securities pursuant to the Registration Statement or any transaction made in reliance upon information contained herein, provided that such indemnification shall not be effective with regard to any liability for professional malpractice or payment of settlement or judgment costs; provided further that the Company will not indemnify Richard A. Eisner & Company, LLP for the payment of any legal costs or expenses incurred by it except in a successful defense of a legal action or proceeding that arises as a result of its consent to the inclusion of such report.

     On August 30, 1996, dELiA*s LLC, a predecessor of the Company, engaged Deloitte & Touche LLP as its independent public accountant to audit its financial statements. The decision to change accountants was approved by the managers of dELiA*s LLC. Richard A. Eisner & Company, LLP's report on the financial statements for fiscal 1995 of the Company did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years preceding the engagement of Deloitte & Touche LLP, there were no disagreements with Richard A. Eisner & Company, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Richard A. Eisner & Company, LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. During the two most recent fiscal years prior to engaging Deloitte & Touche LLP, neither the Company nor its predecessors consulted with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on such entities' financial statements.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Company's Common Stock is quoted for trading on The Nasdaq Stock Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. 20549 or the Commission's Web site and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

                                 dELiA*s Inc.

                         Index to Financial Statements

                                                                                              Page
                                                                                             ------
Independent Auditors' Reports ............................................................    F-2
FINANCIAL STATEMENTS:
Balance Sheets as of January 31, 1996 and 1997, and April 30, 1997 (unaudited)   .........    F-4
Statements of Operations for the fiscal years ended January 31, 1995, 1996 and 1997, and
  the three months ended April 30, 1996 and 1997 (unaudited)  ............................    F-5
Statements of Stockholders' Equity for the fiscal years ended January 31, 1995, 1996 and
  1997, and the three months ended April 30, 1997 (unaudited) ............................    F-6
Statements of Cash Flows for the fiscal years ended January 31, 1995, 1996 and 1997, and
  the three months ended April 30, 1996 and 1997 (unaudited)  ............................    F-7
Notes to Financial Statements ............................................................    F-8

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of dELiA*s Inc.
New York, New York

     We have audited the accompanying balance sheet of dELiA*s Inc. (the "Company") as of January 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at January 31, 1997, and the results of its operations and its cash flows for the fiscal year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
March 12, 1997
New York, New York

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of dELiA*s Inc.
New York, New York

     We have audited the accompanying balance sheet of dELiA*s Inc. as at January 31, 1996 and the related statements of operations, stockholders' equity and cash flows for each of the years in the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of dELiA*s Inc. at January 31, 1996, and results of its operations and its cash flows for each of the years in the two years then ended in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP

New York, New York
August 14, 1996

With respect to the share issuance in Note 1
December 18, 1996
                                 dELiA*s Inc.

                                 BALANCE SHEETS
                       (in thousands, except share data)


                                                          January 31, 1996     January 31, 1997     April 30, 1997
                                                          -------------------  -------------------  ----------------
                                                                                                     (Unaudited)
                        ASSETS
CURRENT ASSETS
 Cash and cash equivalents   ...........................         $   675             $ 21,316            $ 15,269
 Short-term investments   ..............................              --                   --                 911
 Receivables from related parties  .....................              --                   61                  --
 Merchandise inventories  ..............................             221                4,072               5,605
 Prepaid expenses and other current assets  ............             128                  310               1,289
 Deferred taxes  .......................................               -                  536                 499
                                                                 -------             --------            --------
   Total current assets   ..............................           1,024               26,295              23,573
                                                                 -------             --------            --------
PROPERTY AND EQUIPMENT--Net   ..........................             166                1,021               1,835
LONG-TERM INVESTMENTS  .................................              --                   --               4,293
OTHER ASSETS  ..........................................              76                   98                 121
                                                                 -------             --------            --------
TOTAL ASSETS  ..........................................         $ 1,266             $ 27,414            $ 29,822
                                                                 =======             ========            ========
          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable   ....................................         $    63             $  3,148            $  4,593
 Accrued expenses and other current liabilities   ......             137                1,937               1,624
 Sales return allowance   ..............................              25                  372                 284
 Liabilities due to customers   ........................              76                  618                 600
 Income taxes payable  .................................               3                  193                 579
                                                                 -------             --------            --------
   Total current liabilities    ........................             304                6,268               7,680
                                                                 -------             --------            --------
DEFERRED CREDITS    ....................................              --                   14                  61

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
 Preferred Stock, par value $.01 per share;
  Authorized--1,000,000 shares;
  Shares issued and outstanding--none  .................              --                   --                  --
 Common Stock, par value $.01 per share;
  Authorized--50,000,000 shares;
  Issued and outstanding--9,191,935, 12,052,500 and
    12,002,977 shares, at January 31, 1996 and 1997
    and April 30, 1997, respectively    ................              92                  121                 120
 Note receivable from stockholder  .....................              --                  (50)                (50)
 Deferred compensation    ..............................              --                 (147)               (121)
 Additional paid-in capital  ...........................           1,208               20,874              20,870
 Retained earnings/(deficit)    ........................            (338)                 334               1,262
                                                                 -------             --------            --------
   Total stockholders' equity   ........................             962               21,132              22,081
                                                                 -------             --------            --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 1,266             $ 27,414            $ 29,822
                                                                 =======             ========            ========





                       See Notes to Financial Statements
                                 dELiA*s Inc.

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                                             Fiscal Year                   Three Months
                                                          Ended January 31,               Ended April 30,
                                                 -----------------------------------   ---------------------
                                                  1995        1996         1997         1996        1997
                                                 ---------   ---------   -----------   ---------   ---------
                                                                                            (Unaudited)
NET SALES ....................................   $    139    $ 5,652       $ 30,225    $ 3,709       $12,928
COST OF SALES   ..............................         89      3,078         14,624      1,725         6,392
                                                  --------   --------       --------   --------     --------
GROSS PROFIT .................................         50      2,574         15,601      1,984         6,536
                                                  --------   --------       --------   --------     --------
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES .....................        384      2,569         11,850      1,489         5,222
INTEREST INCOME, NET  ........................          2         25            176          9           237
                                                  --------   --------       --------   --------     --------
INCOME (LOSS) BEFORE PROVISION
 FOR INCOME TAXES  ...........................       (332)        30          3,927        504         1,551
PROVISION (BENEFIT) FOR INCOME
 TAXES    ....................................         --          3           (328)         7           623
                                                  --------   --------       --------   --------     --------
NET INCOME (LOSS)  ...........................   $   (332)   $    27       $  4,255    $   497       $   928
                                                  ========   ========       ========   ========     ========
NET INCOME PER SHARE  ........................                                                       $  0.08
                                                                                                    ========
SHARES USED IN THE CALCULATION
 OF NET INCOME PER SHARE .....................                                                        12,014
                                                                                                    ========
Pro Forma Income Data (Unaudited)
 Income (Loss) before provision for income
 taxes as reported    ........................   $   (332)        30       $  3,927    $   504
 Pro forma provision (benefit) for income
 taxes .......................................       (130)        12          1,620        207
                                                  --------   --------       --------   --------
 Pro forma net income (loss)   ...............   $   (202)   $    18       $  2,307    $   297
                                                  ========   ========       ========   ========
 Pro forma net income (loss) per share  ......   $  (0.02)   $  0.00       $   0.23    $  0.03
                                                  ========   ========       ========   ========
 Shares used in the calculation of pro forma
 net income (loss) per share   ...............     10,000     10,000         10,214     10,000
                                                  ========   ========       ========   ========




                       See Notes to Financial Statements
                                 dELiA*s Inc.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)

                                             Common Stock             Note
                                       --------------------------  Receivable
                                        Number of                     from
                                          Shares       Amount     Stockholder
                                       --------------  ---------  --------------
BALANCE, JANUARY 31, 1994  ..........      2,821,197      $  28        $   --
Issuance of common stock ............      5,372,072         54            --
Net loss  ...........................             --         --            --
                                         -----------        -----      ------
BALANCE, JANUARY 31, 1995   .........      8,193,269         82            --
Issuance of common stock ............        998,666         10            --
Net income   ........................             --         --            --
                                         -----------        -----      ------
BALANCE, JANUARY 31, 1996   .........      9,191,935         92            --
Issuance of common stock ............        808,065          8           (50)
LLC Distribution (Note 1)   .........             --         --            --
Net proceeds from issuance of
 common stock in initial public
 offering ...........................      2,052,500         21            --
Deferred compensation expense  ......             --         --            --
Net income   ........................             --         --            --
                                         -----------        -----      ------
BALANCE, JANUARY 31, 1997   .........     12,052,500      $ 121        $  (50)
Cancellation of common stock   ......        (49,523)        (1)           --
Deferred compensation expense  ......             --         --            --
Net income   ........................             --      $  --        $   --
                                         -----------        -----      ------
BALANCE, APRIL 30, 1997
 (UNAUDITED) ........................     12,002,977      $ 120        $  (50)
                                         ===========        =====      ======



                                                        Additional      Retained         Total
                                         Deferred         Paid-In      Earnings'    Stockholders'
                                       Compensation       Capital      (Deficit)         Equity
                                       ---------------  -------------  ------------  ----------------
BALANCE, JANUARY 31, 1994  ..........       $    --        $    172       $    (33)       $    167
Issuance of common stock ............            --             946             --           1,000
Net loss  ...........................            --              --           (332)           (332)
                                            -------          --------       --------      --------
BALANCE, JANUARY 31, 1995   .........            --           1,118           (365)            835
Issuance of common stock ............            --              90             --             100
Net income   ........................            --              --             27              27
                                            -------          --------       --------      --------
BALANCE, JANUARY 31, 1996   .........            --           1,208           (338)            962
Issuance of common stock ............          (217)            259             --              --
LLC Distribution (Note 1)   .........            --            (417)        (3,583)         (4,000)
Net proceeds from issuance of
 common stock in initial public
 offering ...........................            --          19,824             --          19,845
Deferred compensation expense  ......            70              --             --              70
Net income   ........................            --              --          4,255           4,255
                                            -------          --------       --------      --------
BALANCE, JANUARY 31, 1997   .........       $  (147)       $ 20,874            334        $ 21,132
Cancellation of common stock   ......             5              (4)            --              --
Deferred compensation expense  ......            21              --             --              21
Net income   ........................       $    --        $     --       $    928        $    928
                                            -------          --------       --------      --------
BALANCE, APRIL 30, 1997
 (UNAUDITED) ........................       $  (121)       $ 20,870       $  1,262        $ 22,081
                                            =======          ========       ========      ========





                       See Notes to Financial Statements
                                 dELiA*s Inc.

                            STATEMENTS OF CASH FLOWS

                                (in thousands)

                                                                           Fiscal Year                    Three Months
                                                                        Ended January 31,                Ended April 30,
                                                               ------------------------------------   ---------------------
                                                                 1995        1996         1997         1996        1997
                                                               -----------   --------   -----------   ---------   ---------
                                                                                                           (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)   .......................................     $   (332)     $   27     $  4,255      $   497    $    928
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities
  Depreciation and amortization  ...........................            1          14           95           12          97
  Inventory reserves for obsolescence  .....................            6          25          562           65         608
  Sales return allowance   .................................           --          25          347           28         (88)
  Compensation expense related to issuance of
   Restricted Stock  .......................................           --          --           70            9          21
  Changes in operating assets and liabilities:
 Receivables from related parties   ........................           --          --          (61)          --          61
 Merchandise inventories   .................................          (80)       (156)      (4,413)        (677)     (2,142)
 Prepaid expenses and other current assets   ...............          (50)        (61)        (182)        (106)       (979)
 Deferred taxes   ..........................................           --          --         (536)          --          37
 Other assets  .............................................           (2)        (78)         (32)           6         (26)
 Accounts payable    .......................................           35          63        3,085          336       1,445
 Accrued expenses and other current liabilities  .                     --         102        1,800          188        (313)
 Liabilities due to customers    ...........................           --          76          542           84         (18)
 Income taxes payable   ....................................           --           3          190           (3)        386
 Deferred credits    .......................................           --          --           14           --          47
                                                                  --------      ------     --------      -------    --------
Net cash (used in) provided by operating activities   ......         (422)         40        5,736          439          64
                                                                  ========      ======     ========      =======    ========
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures   ....................................           (7)       (169)        (940)         (49)       (907)
                                                                  --------      ------     --------      -------    --------
 Purchases of held-to-maturity securities ..................           --          --           --           --      (5,204)
Net cash used in investing activities  .....................           (7)       (169)        (940)         (49)     (6,111)
                                                                  ========      ======     ========      =======    ========
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common stock  ...............        1,000         100       19,845           --          --
 Payments for dividends    .................................           --          --       (4,000)          --          --
                                                                  --------      ------     --------      -------    --------
Net cash provided by financing activities    ...............        1,000         100       15,845           --          --
                                                                  ========      ======     ========      =======    ========
INCREASE (DECREASE) IN CASH &
 CASH EQUIVALENTS    .......................................          571         (29)      20,641          390      (6,047)
CASH & CASH EQUIVALENTS-
 BEGINNING OF PERIOD    ....................................          133         704          675          675      21,316
                                                                  --------      ------     --------      -------    --------
CASH & CASH EQUIVALENTS-END OF PERIOD  .....................     $    704      $  675     $ 21,316      $ 1,065    $ 15,269
                                                                  ========      ======     ========      =======    ========
SUPPLEMENTARY CASH FLOW INFORMATION:
 Income taxes paid   .......................................     $     --      $   --     $     15      $     3    $    200
                                                                  ========      ======     ========      =======    ========
 Interest paid    ..........................................     $     --      $   --     $     27      $    --    $      5
                                                                  ========      ======     ========      =======    ========
SUPPLEMENTARY SCHEDULE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:
 Increase in note receivable from stockholder   ............     $     --      $   --     $     50      $    50    $     --
 Increase in deferred compensation  ........................           --          --          217           83          --
 Increase in common stock  .................................           --          --           (8)          (7)         --
 Increase in additional paid-in capital   ..................           --          --         (259)        (126)         --
                                                                  --------      ------     --------      -------    --------
                                                                 $     --      $   --     $     --      $    --    $     --
                                                                  ========      ======     ========      =======    ========

                       See Notes to Financial Statements
                                 dELiA*s Inc.

                         NOTES TO FINANCIAL STATEMENTS

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)


1. Business and Basis of Presentation

     dELiA*s Inc. (the "Company" or "dInc") is a direct marketer of casual apparel and related accessories to teen girls and young women primarily between the ages of 10 and 24. The Company offers a broad selection of merchandise, presented in distinctively styled catalogs; the first catalog was distributed in March 1994. The Company maintains a corporate headquarters, telemarketing and customer service group in New York, New York and utilizes a third-party fulfillment facility for processing merchandise in Lancaster, Pennsylvania.

     The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales operating results generally to be lower in the first and second quarters than in the third and fourth quarters (which include the back-to-school and holiday seasons) of each fiscal year.

     The Company is a successor to a business originally founded in September 1993. In 1995, the successor business began to operate as a New York limited liability company under the name dELiA*s LLC ("dLLC"). As a limited liability company, dLLC was treated for income tax purposes as a partnership with taxes on the income generated by dLLC paid by its members. In October 1996, dInc was incorporated in Delaware. Prior to the completion of the Company's initial public offering of Common Stock of dInc (the "IPO"), dLLC and dInc engaged in a reorganization transaction (the "Reorganization") pursuant to which dLLC contributed its assets to dInc and dInc assumed, and agreed to pay, perform and discharge, all liabilities of dLLC (except for income tax liabilities). In connection with the Reorganization, dInc issued 10,000,000 shares of Common Stock to dLLC, of which 704,794 shares are restricted under the Company's Restricted Stock Plan. See Note 11-1996 Restricted Stock Plan. The Reorganization also resulted in the distribution to existing members of dLLC of $4,000,000 and the shares of Common Stock of dInc in accordance with the dLLC operating agreement (the "LLC Distribution"). The accompanying financial statements and footnotes are presented to reflect the Reorganization as described above, which was accounted for on a basis similar to a pooling of interests.

2. Summary of Significant Accounting Policies

     a. Fiscal Year--The Company's fiscal year ends on January 31.

     b. Cash Equivalents--The Company considers all highly liquid investments, with maturities of 90 days or less when purchased, to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

     c. Investments--The Company's short-term and long-term investments consist of debt securities, principally instruments of the U.S. Government and its agencies, of municipalities, and of short-term mutual municipal and corporate bond funds. Investments are categorized as held-to-maturity and carried at book value.

     d. Merchandise Inventories--Merchandise inventories, which are all finished goods, are stated at the lower of cost (determined on a first-in, first-out basis) or market value.

     e. Catalog Costs--Catalogs costs, which primarily consist of catalog production and mailing costs, are capitalized and amortized over the expected future revenue stream, which is principally from three to five months from the date catalogs are mailed. The Company accounts for catalog costs in accordance with the AICPA Statement of Position ("SOP") 93-7, "Reporting on
Advertising Costs." SOP 93-7 requires that the amortization of capitalized advertising costs should be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. Deferred catalog costs as of January 31, 1996, January 31, 1997 and April 30, 1997 (unaudited) were $93,000, $272,000 and $1,115,000, respectively. Catalog costs, which are reflected in selling, general and administrative expenses, for the fiscal years ended January 31, 1995, 1996 and 1997 and for the three month periods ended April 30, 1996 and 1997 (unaudited) were $162,000, $1,104,000, $4,549,000,
$707,000 and $2,063,000, respectively.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

     f. Property and Equipment--Property and equipment are stated at cost. Furniture, fixtures and equipment are depreciated by the straight-line method over the estimated useful lives of the respective assets, ranging from 5 to 10 years. Leasehold improvements are amortized ratably over the lesser of the remaining lease term or useful life of the improvement. See Note 3--Property and Equipment.

     g. Income Taxes--Prior to the Offering, the Company was a limited liability company ("LLC") and each member's respective portion of dLLC's taxable income or loss was reportable on such members' own federal and state tax returns. As an LLC, the Company was subject to income tax in New York State, New York City and Pennsylvania. As discussed in Note 1, the Company has effected a Reorganization that changed the income tax status of the Company to a taxable C corporation. Subsequent to the Reorganization, deferred income tax assets and liabilities were recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." See Note
6--Income Taxes.

     h. Deferred Credits--Deferred credits represent deferred rent that results from the accounting for rent expense on a straight-line basis over the lease term for leases with scheduled rent increases.

     i. Revenue Recognition--Revenue is recognized when merchandise is shipped to customers. The Company accrues a sales return allowance in accordance with its return policy for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. At January 31, 1996, January 31, 1997 and April 30, 1997, sales return allowances were $25,000, $372,000 and $284,000, respectively.

     j. Pro Forma Net Income Per Share--Pro forma net income per share is based on the weighted average number of common shares and common share equivalents outstanding. The common shares give effect to the issuance of 10,000,000 shares of Common Stock to dLLC as described in Note 1, and 2,052,500 shares in the IPO. Common stock issued at prices below the initial public offering price during the twelve month period preceding the Offering has been included as outstanding as if the stock were outstanding for all periods presented. The effect of stock options was not material for the year ended January 31, 1997 and the three months ended April 30, 1997.

     k. Fair Value of Financial Instruments--The following disclosure about the fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The carrying amounts reported in the balance sheets for cash and cash equivalents, short-term investments, receivables and accounts payable approximate fair value because of the short-term maturity of those financial instruments. The difference between the fair value and carrying value of the Company's long- term investments was not material.

     l. Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues ane expenses during the reporting period. Actual results could differ from those estimates.

     m. Recent Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and is effective for fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 did not have an effect on the Company's financial position or results of operations.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company beginning February 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion ("APB") No. 25, which recognizes compensation costs based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees. See Note 12-Stock Options for the required disclosure of pro forma effects on net income and earnings per share.

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("EPS"), which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 supersedes APB No. 15 and specifies the computation, presentation and disclosure requirement for basic and diluted EPS. The Company has determined that the adoption of this new standard would not have had a material effect on EPS for all periods presented.

     n. Unaudited Interim Financial Statements--In the opinion of management, the unaudited financial statements for the three months ended April 30, 1996 and 1997 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

3. Property and Equipment

     Major classes of property and equipment are as follows:

                                          Estimated      January 31,     January 31,      April 30,
                                        Useful Lives         1996            1997           1997
                                       ----------------  --------------  --------------  -------------
                                                                                         (Unaudited)
 Furniture, fixtures and equipment       5-10 years          $ 139,000       $  936,000   $1,395,000
 Leasehold improvements  ............   Term of lease           37,000          180,000      627,000
                                                            ----------      -----------   -----------
 Total-at cost  .....................
                                                               176,000        1,116,000    2,022,000
 Less accumulated depreciation and
 amortization   .....................
                                                                10,000           95,000      187,000
                                                            ----------      -----------   -----------
 Total property and equipment-net ...
                                                             $ 166,000       $1,021,000   $1,835,000
                                                            ==========      ===========   ===========

4. Credit and Financing Agreements

     At April 30, 1997, the Company had a line of credit agreement with a bank providing for short-term loans of up to $3.0 million subject to bank approval. Borrowings under the agreement are secured by all assets of the Company except for merchandise inventories and bear interest at the prime rate plus two percent (10.25 percent and 10.5 percent at January 31, 1997 and April 30, 1997, respectively). There were no funds borrowed under the agreement during the fiscal years ended January 31, 1995, 1996 and 1997 and the three month period ended April 30, 1997.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

5. Interest Income-Net

     Interest income-net consists of the following:


                                                                                                 Three Months
                              Fiscal Year 1994     Fiscal Year 1995     Fiscal Year 1996         Ended April 30,
                                    Ended                Ended                Ended          ---------------------
                              January 31, 1995     January 31, 1996     January 31, 1997      1996        1997
                              -------------------  -------------------  -------------------  ---------  ----------
                                                                                                  (Unaudited)
 Interest income   .........          $2,000               $25,000             $203,000       $9,000    $242,000
 Interest expense  .........              --                    --               27,000           --       5,000
                                      ------               -------             --------       ------    --------
 Interest income-net  ......          $2,000               $25,000             $176,000       $9,000    $237,000
                                      ======               =======             ========       ======    ========

6. Income Taxes

     The provision for income taxes is comprised of the following:



                                                                                                      Three Months
                                     Fiscal Year 1994     Fiscal Year 1995     Fiscal Year 1996       Ended April 30,
                                           Ended                Ended                Ended          --------------------
                                     January 31, 1995     January 31, 1996     January 31, 1997      1996       1997
                                     -------------------  -------------------  -------------------  --------  ----------
                                                                                                        (Unaudited)
 Federal:
  Current  ........................        $    --              $    --             $       --     $    --    $407,000
  Deferred    .....................             --                   --               (445,000)         --      31,000
                                           -------              -------             ----------     -------    --------
    Total federal   ...............             --                   --               (445,000)         --     438,000
                                           -------              -------             ----------     -------    --------
 State and local:
  Current  ........................             --                3,000                208,000       7,000     179,000
  Deferred    .....................             --                   --                (91,000)         --       6,000
                                           -------              -------             ----------     -------    --------
 Total state and local    .........             --                3,000                117,000       7,000     185,000
                                           -------              -------             ----------     -------    --------
 Total provision (benefit)   ......        $    --              $ 3,000             $ (328,000)    $ 7,000    $623,000
                                           =======              =======             ==========     =======    ========


     Effective September 9, 1993 (date of inception), the Company's predecessor, dELiA*s Ltd., elected S corporation status under applicable provisions of the Internal Revenue Code. In 1995, dELiA*s Ltd. was succeeded by dLLC and was treated as a partnership for income tax purposes. As such, dELiA*s Ltd. and dLLC paid no federal income taxes as all taxable income was taxed directly at the shareholder and membership level. The income tax provision reflects corporate level taxes due to applicable jurisdictions.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

     The effective income tax rates differed from the federal statutory income tax rates as follows:


                                                                                                      Three Months
                                     Fiscal Year 1994     Fiscal Year 1995     Fiscal Year 1996       Ended April 30,
                                           Ended                Ended                Ended          --------------------
                                     January 31, 1995     January 31, 1996     January 31, 1997      1996       1997
                                     -------------------  -------------------  -------------------  --------  ----------
                                                                                                        (Unaudited)
 Federal taxes at statutory
 rates  .....................        $ (113,000)          $  10,000              $ 1,323,000        $ 171,000     $ 527,000
 State and local taxes net
 of federal benefit .........           (20,000)              5,000                  272,000           35,000       109,000
 Effect of S Corporation
 and LLC   ..................           133,000             (12,000)              (1,923,000)        (199,000)           --
                                     ----------           ---------              -----------        ---------     ---------
 Other  .....................                --                  --                       --               --       (13,000)
                                     $       --           $   3,000              $  (328,000)       $   7,000     $ 623,000
                                     ==========           =========              ===========        =========     =========


     The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are:

                                                  January 31, 1996     January 31, 1997      April 30, 1997
                                                  ----------------     ----------------   ----------------
                                                                                             (Unaudited)
 Deferred tax assets:
  Inventory reserves    .....................         $     --             $ 184,000            $ 523,000
  Sales return allowance   ..................               --               153,000              116,000
  Deferred compensation expense  ............               --                33,000               42,000
  Uniform capitalization-inventories   ......               --                65,000              120,000
  Net operating loss    .....................               --               227,000              170,000
                                                      --------             ---------            ---------
 Total deferred tax assets    ...............               --               662,000              971,000
                                                      --------             ---------            ---------
 Deferred tax liabilities:
  Catalog costs   ...........................               --              (111,000)            (457,000)
  Depreciation    ...........................               --               (15,000)             (15,000)
                                                      --------             ---------            ---------
 Total deferred tax liabilities  ............               --              (126,000)            (472,000)
                                                      --------             ---------            ---------
 Net deferred tax asset    ..................         $     --             $ 536,000            $ 499,000
                                                      ========             =========            =========

Pro Forma Provision for Income Taxes (Unaudited)

     The unaudited pro forma provision for income taxes represents estimated income taxes that would have been reported had the Company filed its tax returns as a taxable C corporation which reflects the Reorganization described in Note 1 for all periods presented.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

     The pro forma provision for income taxes is comprised of the following:


                                                                                                       Three Months
                                   Fiscal Year 1994     Fiscal Year 1995     Fiscal Year 1996        Ended April 30,
                                         Ended                Ended                Ended          -------------------
                                   January 31, 1995     January 31, 1996     January 31, 1997       1996      1997(1)
                                   ----------------     ----------------     ----------------     -------    --------
                                                                                                      (Unaudited)
 Federal
  Current  .....................         $      --           $     --            $1,304,000     $ 64,000     $407,000
  Deferred .....................          (109,000)            10,000              (143,000)     110,000       31,000
                                         ---------           --------            ----------     --------     --------
   Total federal ...............          (109,000)            10,000             1,161,000      174,000      438,000
                                         ---------           --------            ----------     --------     --------
 State and local:   ............
  Current  .....................                --                 --               489,000       12,000      179,000
  Deferred .....................           (21,000)             2,000               (30,000)      21,000        6,000
                                         ---------           --------            ----------     --------     --------
   Total state and local  ......           (21,000)             2,000               459,000       33,000      185,000
                                         ---------           --------            ----------     --------     --------
 Total provision ...............         $(130,000)          $ 12,000            $1,620,000     $207,000     $623,000
                                         =========           ========            ==========     ========     ========


     (1) Amounts for the three month period ended April 30, 1997 represent the actual reported provision for income taxes.

7. Stockholders' Equity

     Effective upon the Reorganization, as described in Note 1, the Company has authorized 1,000,000 shares of preferred stock, $.01 par value per share, no shares issued or outstanding; 50,000,000 shares of common stock, $.01 par value per share, 9,191,935, 12,052,500 and 12,002,977 shares issued and outstanding at January 31, 1996, January 31, 1997 and April 30, 1997 (unaudited), respectively.


     Prior to January 31, 1996, dLLC issued Class A Membership Interests for capital contributions of $1,300,000, which upon the Reorganization converted into 9,191,935 shares of Common Stock. During the fiscal year ended January 31, 1997, the Company issued Class C Membership Interests for capital contributions of $50,000, which upon the Reorganization converted into 103,591 shares of Common Stock.

     During the fiscal year ended January 31, 1997, Class B restricted membership interests were granted to certain employees at no cost to these employees. The cost of restricted membership interests, based upon the interests' fair market value at the award date in the amount of $217,000, was credited to stockholders' equity and is being subsequently amortized against earnings over the vesting period of 30 months. Deferred compensation expense recognized during the fiscal year ended January 31, 1997 and the three month period ended April 30, 1997 (unaudited) was $70,000 and $21,000, respectively. Upon the Reorganization, the Class B restricted membership interests converted into 704,474 shares of restricted common stock. See Note 11-1996 Restricted Stock Plan and Note 13-Family Stockholders' Agreement.

8. Related Party Transactions

     Receivables from related parties as of January 31, 1997 included (i) non-interest-bearing loans receivable from two stockholder/executives for an aggregate of $61,000, related to such certain stockholders' personal income taxes attributable to income of the Company as a limited liability company and
(ii) a non-interest-bearing loan receivable from a third stockholder/executive of the Company in the amount of $50,000 related to the executive's capital contribution.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

9. Commitments

     As of April 30, 1997 the Company was obligated under various long-term operating leases for warehouse and office space and equipment requiring minimum annual rentals. These operating leases expire on varying dates to 2003. At April 30, 1997 aggregate minimum rentals in future periods are as follows:


Fiscal Year
   Ending
 January 31,
------------
  1998 (remainder)   ......   $632,000
  1999   ..................    945,000
  2000   ..................    793,000
  2001   ..................    581,000
  2002   ..................    310,000
   Thereafter  ............    297,000

     In addition, the Company is obligated to pay a proportionate share of increases in real estate taxes and other occupancy costs.

     Rent expense for the fiscal years ended January 31, 1995, 1996 and 1997 and for the three month periods ended April 30, 1996 and 1997 (unaudited) was $44,000, $88,000, $128,477, $20,000 and $44,000 respectively.

     In April 1997, the Company entered into: (i) a three-year lease agreement for warehouse and distribution space in Hanover, Pennsylvania. The term of the lease commences in June 1997 and expires in June 2000. The Company has two three year renewal options; and (ii) a lease agreement for additional space adjacent to its principal offices in New York City. The lease agreement for the Company's principal offices expires in 2007.

     The Company has an agreement (the "Fulfillment Agreement") with a third-party fulfillment contractor to provide warehouse space near Lancaster, Pennsylvania for inventory storage and processing, including the fulfillment of customer orders for merchandise. The Company neither owns nor leases such warehouse space; the cost of the warehouse space is included in the fees paid by the Company to the third-party fulfillment contractor under the terms of the Fulfillment Agreement. The Fulfillment Agreement is terminable by either party at the end of the calendar month following the giving of 60 days' notice. The Company has given notice to the third party contractor of its intention to terminate its agreement with the contractor as of June 30, 1997.

10. Employment Agreements

     Prior to the IPO, two executives of the Company entered into three-year agreements with the Company providing for the continuation of their employment at minimum salaries of $100,000 a year for each executive, subject to annual upward adjustment in proportion to the increase in the consumer price index plus such increases in salary and bonuses as approved by the Board of Directors.

     In July 1996, an executive of the Company entered into an agreement with the Company providing for the continuation of his employment at a minimum salary each year of $100,000 plus such increases in salary and bonuses as approved by the Board of Directors. The agreement terminates in July 2001.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

11. 1996 Restricted Stock Plan

     Concurrent with the Reorganization, the Company approved and adopted the 1996 Restricted Stock Plan (the "Restricted Stock Plan") pursuant to which 704,474 shares of Common Stock were exchanged for restricted membership interests in dLLC held by certain employees of the Company ("Restricted Interest Holders"). Upon the issuance of such shares, no more shares were available for issuance pursuant to the Restricted Stock Plan.

     Under the provisions of the restricted stock agreements between each Restricted Interest Holder and the Company, the restrictions on the shares generally lapse 30 months from the grant date of the original restricted membership interest in dLLC. If a Restricted Interest Holder's employment is terminated prior to the 30th month for any reason, the Restricted Interest Holder will forfeit all rights to the restricted stock. Within the limits of the Restricted Stock Plan, the compensation committee may provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions at any time.

     In addition, the restricted stock agreements give an executive officer/stockholder of the Company the right to vote all the shares of common stock issued to the Restricted Interest Holders pursuant to such agreements on all matters during the period in which such shares are subject to restrictions on transfer.

12. Stock Options

     An executive is party to a stock option agreement with the Company pursuant to which the Company granted such executive an option to purchase up to an aggregate of 250,000 shares of Common Stock at an exercise price of $11.00 per share, the fair market value on the date of grant (the "Exercise Price").
The option becomes exercisable as to 50,000 shares on each of July 21, 1997, 1998, 1999, 2000 and 2001. If the executive's employment terminates before July 22, 1997, a stockholder/executive of the Company will have the option to purchase from the executive 100,000 shares of Common Stock for $50,000.

     Concurrent with the Reorganization, the Company approved and adopted the 1996 Stock Incentive Plan (the "Incentive Plan"), which provides for the following types of awards of eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. Awards may be granted singly, in combination or in tandem, as determined by a committee of the Company's board of directors.

     The maximum number of shares of Common Stock that may be issued pursuant to the Incentive Plan is 1,250,000. The maximum number of shares of Common Stock subject to each of stock options or stock appreciation rights that may be granted to any individual under the Incentive Plan is 100,000 for each fiscal year of the Company during the term of the Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Incentive Plan.

     Under the Incentive Plan, two independent non-employee directors were granted, at the time of the IPO, an option to purchase 40,000 shares each of Common Stock at an exercise price per share equal to the IPO price. All options granted to non-employee directors will become exercisable at the rate of 20% on each of the first five anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will cease to be exercisable ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan), all options (which have not yet expired) will automatically become exercisable.

     In addition, options to purchase an aggregate of 53,750 shares of Common Stock were granted to sixteen employees of the Company at the time of the IPO. These options will become exercisable over a period of one
                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)
to three years after the date of the IPO and expire after 10 years. The exercise price per share of the options that were granted at the time of the IPO is equal to the IPO price.

     In the three months ended April 30, 1997, options to purchase an aggregate of 198,000 shares of Common Stock were granted to five employees of the Company. These options will become exercisable over a period of one to five years from the date of grant. The exercise price per share of each such option is equal to the fair market value of the Common Stock on the date of grant.

     A summary of the status of all plan and non-plan options to purchase shares of Common Stock outstanding as of January 31, 1997 and April 30, 1997 (unaudited) follows:

                                                      Fiscal Year 1996                  Three Months
                                                   Ended January 31, 1997           Ended April 30, 1997
                                               ---------------------------       --------------------------
                                                              Weighted                          Weighted
                                                Options     Exercise Price       Options     Exercise Price
                                               ---------    --------------       -------    ---------------
 Outstanding at beginning of period   ......         --         $    --           383,750        $ 11.00
  Granted  .................................    383,750           11.00           198,000          17.83
  Exercised   ..............................         --              --                --             --
  Cancelled   ..............................         --              --                --             --
                                                -------         -------          --------        -------
 Outstanding at end of period   ............    383,750         $ 11.00           581,750        $ 13.32
                                                =======         =======          ========        =======
 Options exercisable
 at end of period   ........................         --              --                --             --
                                                =======         =======          ========        =======


     The Company applies APB No. 25 and related interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation expense has been recognized for those plans in the year ended January 31, 1997 and the three months ended April 30, 1997. Had compensation expense been determined based on the fair value of stock option grants on the date of grant consistent with SFAS No. 123, the effect on the Company's net income and earnings per share for the year ended January 31, 1997 would not have been material.

     The estimated fair market value of options granted during the year ended January 31, 1997 was $4.08 per share. The fair value of options granted by the Company during the year ended January 31, 1997 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield; expected volatility (based on comparable stocks) of 45 percent; risk-free interest rate of 6.4 percent; expected lives of three to five years.

                                 dELiA*s Inc.

               Fiscal Years Ended January 31, 1995, 1996 and 1997
                 and Three Months Ended April 30, 1996 and 1997
(Information as it relates to the three months ended April 30, 1996 and 1997 is unaudited)

13. Family Stockholders' Agreement

     Concurrent with the Reorganization, certain stockholders (the "Family Holders") and a stockholder/executive of the Company (the "Executive") entered into a stockholders agreement with the Company (the "Family Stockholders Agreement") which, subject to certain exceptions, prohibits the Family Holders from transferring the shares of Common Stock they owned upon completion of the Reorganization for a period of two years from the date of the Reorganization. Thereafter, the Family Holders will be able to transfer such shares in accordance with the requirements of Rule 144 under the Securities Act. The Family Stockholders Agreement also permits each of the Family Holders to cause the Company to register shares of Common Stock concurrently with offerings of Common Stock by the Executive. The Company will generally be required to bear the expenses of all such registrations, except underwriting discounts and commissions. In addition, the Family Stockholders Agreement gives the Executive the right to vote all of the shares of Common Stock owned by the Family Holders on all matters that come before the stockholders of the Company. The Family Holders collectively, owned 32.5 percent of the outstanding Common Stock upon completion of the IPO. The Family Stockholders Agreement will expire on the tenth anniversary of the completion of the Reorganization.

        [PHOTOGRAPHS FROM, AND DESCRIPTIONS OF MERCHANDISE CONTAINED IN
                        THE dELiA*S SUMMER '97 CATALOG]

================================================================================

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                           ------------------------

                               TABLE OF CONTENTS

                                               Page
                                               ------
 Prospectus Summary ........................        3
 Risk Factors    ...........................        5
 Use of Proceeds    ........................       11
 Price Range of Common Stock    ............       11
 Dividend Policy    ........................       11
 Capitalization  ...........................       12
 Selected Financial Data  ..................       13
 Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations   .........................       14
 Business  .................................       20
 Management   ..............................       27
 Certain Transactions  .....................       32
 Principal and Selling Stockholders   ......       33
 Description of Capital Stock   ............       35
 Shares Eligible for Future Sale   .........       37
 Underwriting    ...........................       38
 Legal Matters   ...........................       39
 Experts   .................................       39
 Available Information    ..................       40
 Index to Financial Statements  ............      F-1



                               2,000,000 Shares

                                  Common Stock

                       --------------------------------
                                   PROSPECTUS
                       --------------------------------

                               HAMBRECHT & QUIST

                             OPPENHEIMER & CO., INC.

                             MONTGOMERY SECURITIES

                                     , 1997

================================================================================

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the SEC, NASD and Nasdaq fees, all expenses have been estimated and are subject to future contingencies.

 SEC registration fee .................................   $ 15,072
 NASD fee .............................................      5,618
 Nasdaq Listing Fee   .................................     17,500
 Legal fees and expenses ..............................    100,000
 Printing and engraving expenses  .....................    100,000
 Accounting fees and expenses  ........................     50,000
 Blue sky fees and expenses ...........................      5,000
 Transfer agent and registrar fees and expenses  ......      2,000
 Miscellaneous  .......................................      4,810
                                                          --------
 Total ................................................   $300,000
                                                          ========

Item 14. Indemnification of Directors and Officers.

     The Company's bylaws provide that the Company shall indemnify each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigate (a "proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as director, officer, employee or agent, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid to or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and that indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators; provided, however, that, subject to certain exceptions, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by that person, only if that proceeding (or part thereof) was authorized by the board of directors. The right to indemnification conferred in the bylaws is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware, as amended from time to time, requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by that person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced, if it shall ultimately be determined that such director or officer is not entitled to be indemnified under these by laws or otherwise.

     In addition, Article NINTH of the Company's certificate of incorporation provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (I) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts of intentional misconduct, (iii) under Section 174 of the General Corporation Law of the State of Delaware for unlawful declarations of dividends or unlawful stock purchases or redemptions or (iv) for any transactions from which the director derived an improper personal benefit.

     Section 145 of the General Corporation law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgment, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The Underwriting Agreement provides for the indemnification of directors and officers of the Company by the Underwriters against certain liabilities.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and, if such indemnification is unavailable in respect of any such liabilities, to contribute to the amount paid or payable by the Selling Stockholders as a result of such liabilities.

     Pursuant to Section 145 of the General Corporation Law of the State of Delaware, the Company maintains directors' and officers' liability insurance coverage.

Item 15. Recent Sales of Unregistered Securities.

     On December 18, 1996, as part of the Reorganization dELiA*s LLC subscribed for 10,000,000 shares of Common Stock. The issuance of such shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

     dELiA*s Ltd. and dELiA*s LLC, the predecessors of the Registrant, During fiscal 1996, dELiA*s LLC, a predecessor of dELiA*s Inc., issued the following unregistered securities:

     1. On September 23, 1993, November 23, 1993, December 30, 1993, July 18, 1994 August 29, 1994 and October 18, 1994, dELiA*s Ltd. issued common stock equivalent to 5,642,394 shares of Common Stock to Stephen I. Kahn for a total of $400,000 of cash.

     2. On December 5, 1994 and January 10, 1995, dELiA*s Ltd. issued common stock equivalent to 459,523 shares of Common Stock to The Trust f/b/o Ruth Kahn u/w/o Herman Kahn for $200,000 of cash.

     3. On January 17, 1995, dELiA*s Ltd. issued common stock equivalent to 586,038 shares of Common Stock to Robert Karetsky for $100,000 of cash.

     4. On January 17, 1995 and January 31, 1995, dELiA*s Ltd. issued common stock equivalent to 1,505,313 shares of Common Stock to Geraldine Karetsky for $500,000 of cash.

     5. On March 8, 1995, dELiA*s LLC issued a membership interest equivalent to 769,204 shares of Common Stock to Christopher C. Edgar for no consideration.

     6. On May 23, 1995, dELiA*s LLC issued a membership interest equivalent to 114,958 shares of Common Stock to Andrew K. Block for $50,000 of cash.

     7. On June 7, 1995, dELiA*s LLC issued a membership interest equivalent to 114,958 shares of Common Stock to Bear Partners for $50,000 of cash.

     8. On February 1, 1996, dELiA*s LLC issued membership interests equivalent to an aggregate of 605,428 shares of Common Stock to a group of six employees pursuant to the dELiA*s LLC Restricted Interest Plan and individual Restricted Interest Agreements dated February 1, 1996. The employees did not make any payment for their interests.

     9. On February 1, 1996, dELiA*s LLC issued a membership interest equivalent to 103,591 shares of Common Stock to a private investor in consideration for a non-interest-bearing loan in the amount of $50,000.

     10. On June 1, 1996, dELiA*s LLC issued membership interests equivalent to an aggregate of 66,856 shares of Common Stock to a group of four employees pursuant to the dELiA*s LLC Restricted Interest Plan and individual Restricted Interest Agreements dated June 1, 1996. The employees did not make any payment for their interests.

     11. On August 1, 1996, dELiA*s LLC issued membership interests equivalent to an aggregate of 32,190 shares of Common Stock to a group of three employees pursuant to the dELiA*s LLC Restricted Interest Plan and individual Restricted Interest Agreements dated August 1, 1996. The employees did not make any payment for their interests.

     Each of the issuance of securities in the transactions described in paragraphs 1 through 11 above were either exempt from registration pursuant to
Section 4(2) of the Securities Act or did not constitute a "sale" within the meaning of the Securities Act.

Item 16. Exhibits.

1.1 *      Form of Underwriting Agreement
2.1        Bill of Sale and Contribution and Assumption Agreement between dELiA*s LLC and the
           Company (incorporated by reference to Exhibit 2.1 to the Company's Registration
           Statement on Form S-1 (Registration No. 333-15153))
3.1        Certificate of incorporation of the Company (incorporated by reference to Exhibit 3.1 to the
           Company's Registration Statement on Form S-1 (Registration No. 333-15153))
3.2        Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's
           Registration Statement on Form S-1 (Registration No. 333-15153))
5*         Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of securities
10.1       Form of Employment Agreement between the Company and Stephen I. Kahn (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1
           (Registration No. 333-15153))
10.2       Employment Agreement between the Company and Christopher C. Edgar (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1
           (Registration No. 333-15153))
10.3       Employment Agreement between the Company and Evan Guillemin (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1
           (Registration No. 333-15153))
10.4       Form of Family Stockholders Agreement among the Company, Stephen I. Kahn and the persons listed on exhibit A thereto (incorporated by reference to Exhibit 10.4 to the
           Company's Registration Statement on Form S-1 (Registration No. 333-15153))
10.5       1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's
           Registration Statement on Form S-1 (Registration No. 333-15153))
10.6       Restricted Stock Plan (incorporated by reference to Exhibit 10.6 to the Company's
           Registration Statement on Form S-1 (Registration No. 333-15153))
10.7       Stock Option Agreement between the Company and Evan Guillemin (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1
           (Registration No. 333-15153))
10.8       Agreement dated April 11, 1996 between the Company and The Jay Group, Inc. (the "Jay
           Group Agreement") (incorporated by reference to Exhibit 10.8 to the Company's
           Registration Statement on Form S-1 (Registration No. 333-15153))
10.9       Lease Agreement dated May 3, 1995 between the Company and The Rector, Church-
           Wardens and Vestrymen of Trinity Church in the City of New-York (the "Lease
           Agreement"); Modification and Extension of Lease Agreement dated September 26, 1996
           (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on
           Form S-1 (Registration No. 333-15153))
10.10      Form of Restricted Stock Agreements between the Company and holders of Common Stock subject to the Restricted Stock Plan (incorporated by reference to Exhibit 10.10 to the
           Company's Registration Statement on Form S-1 (Registration No. 333-15153))
10.11      Amendment dated March 31, 1996 to the Jay Group Agreement (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended
           April 30, 1997).

10.12       Lease Agreement dated April 25, 1997 between the Company and Keystone Distribution
            Center, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997).
10.13       (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K
            for the fiscal year ended April 30, 1997).
16          Letter from Richard A. Eisner & Company, LLP respecting change in certifying accountant
            (incorporated by reference to Exhibit 16 to the Company's Registration Statement on
            Form S-1 (Registration No. 333-15153))
23.1 *      Consent of Deloitte & Touche LLP
23.2 *      Consent of Richard A. Eisner & Company, LLP
23.3 *      Consent of Proskauer Rose Goetz & Mendelsohn LLP (contained in opinion filed
            asExhibit 5)
24*         Power of Attorney (set forth on page II-6)
27*         Financial Data Schedule

----------------

  * Filed herewith

Item 17. Undertakings.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (a form of which is filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlled precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirement of the Securities Act of 1933, the undersigned registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of May, 1997.

                                        dELiA*s Inc.

                                        By: /s/ Stephen I. Kahn
                                            ----------------------------------

                                            Stephen I. Kahn

                                            Chairman of the Board,

                                            Chief Executive Officer and

                                            President

                       SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appear below hereby constitutes and appoints Stephen I. Kahn, Christopher C. Edgar and Evan Guillemin, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of the, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                          Title                      Date
----------------------------   --------------------------------   --------------
  /s/ Stephen I. Kahn           Chairman of the Board,             May 20, 1997
-----------------------           Chief Executive Officer,
     Stephen I. Kahn              President and Director
                                  (principal executive officer)

    /s/ Evan Guillemin          Chief Financial Officer and        May 20, 1997
-----------------------           Treasurer (principal financial
      Evan Guillemin              and accounting officer)

  /s/ Christopher C. Edgar      Executive Vice President,          May 20, 1997
 ---------------------            Chief Operating Officer
   Christopher C. Edgar           and Director

  /s/ S. Roger Horchow          Director                           May 20, 1997
  ---------------------
 S. Roger Horchow

   /s/ Sidney S. Kahn           Director                           May 20, 1997
  ---------------------
 Sidney S. Kahn

  /s/ Geraldine Karetsky        Director                           May 20, 1997
  ---------------------
 Geraldine Karetsky

   /s/ Joseph J.Pinto           Director                           May 20, 1997
  ---------------------
 Joseph J. Pinto


                                EXHIBIT INDEX

Number
-------
1.1 *       Form of Underwriting Agreement
2.1         Bill of Sale and Contribution and Assumption Agreement between dELiA*s LLC and the
            Company (incorporated by reference to Exhibit 2.1 to the Company's Registration
            Statement on Form S-1 (Registration No. 333-15153))
3.1         Certificate of incorporation of the Company (incorporated by reference to Exhibit 3.1 to the
            Company's Registration Statement on Form S-1 (Registration No. 333-15153))
3.2         Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's
            Registration Statement on Form S-1 (Registration No. 333-15153))
5*          Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of securities
10.1        Form of Employment Agreement between the Company and Stephen I. Kahn (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1
            (Registration No. 333-15153))
10.2        Employment Agreement between the Company and Christopher C. Edgar (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1
            (Registration No. 333-15153))
10.3        Employment Agreement between the Company and Evan Guillemin (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1
            (Registration No. 333-15153))
10.4        Form of Family Stockholders Agreement among the Company, Stephen I. Kahn and the persons listed on exhibit A thereto (incorporated by reference to Exhibit 10.4 to the
            Company's Registration Statement on Form S-1 (Registration No. 333-15153))
10.5        1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's
            Registration Statement on Form S-1 (Registration No. 333-15153))
10.6        Restricted Stock Plan (incorporated by reference to Exhibit 10.6 to the Company's
            Registration Statement on Form S-1 (Registration No. 333-15153))
10.7        Stock Option Agreement between the Company and Evan Guillemin (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1
            (Registration No. 333-15153))
10.8        Agreement dated April 11, 1996 between the Company and The Jay Group, Inc. (the "Jay
            Group Agreement") (incorporated by reference to Exhibit 10.8 to the Company's
            Registration Statement on Form S-1 (Registration No. 333-15153))
10.9        Lease Agreement dated May 3, 1995 between the Company and The Rector, Church-
            Wardens and Vestrymen of Trinity Church in the City of New-York (the "Lease
            Agreement"); Modification and Extension of Lease Agreement dated September 26, 1996
            (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on
            Form S-1 (Registration No. 333-15153))
10.10       Form of Restricted Stock Agreements between the Company and holders of Common Stock subject to the Restricted Stock Plan (incorporated by reference to Exhibit 10.10 to the
            Company's Registration Statement on Form S-1 (Registration No. 333-15153))
10.11       Amendment dated March 31, 1996 to the Jay Group Agreement (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended
            April 30, 1997).
10.12       Lease Agreement dated April 25, 1997 between the Company and Keystone Distribution
            Center, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997).
10.13       (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K
            for the fiscal year ended April 30, 1997).
16          Letter from Richard A. Eisner & Company, LLP respecting change in certifying accountant
            (incorporated by reference to Exhibit 16 to the Company's Registration Statement on
            Form S-1 (Registration No. 333-15153))
23.1 *      Consent of Deloitte & Touche LLP
23.2 *      Consent of Richard A. Eisner & Company, LLP
23.3 *      Consent of Proskauer Rose Goetz & Mendelsohn LLP (contained in opinion filed as Exhibit 5)
24*         Power of Attorney (set forth on page II-6)
27*         Financial Data Schedule

 ----------------

     * Filed herewith